浙江东南发电股份有限公司

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

Date：September 2,2004
Exemption： No.82-34633

The U.S Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

Fr:Zhejiang Southeast Electric Power Company Limited
22-23 Floor , Triplenic Mansion
528 Yan An Road , Hangzhou , China

Re：（82-34633）
On behalf of（Zhejiang Southeast Electric Power Co.,Ltd）, a company incorporate in China, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 （"Exchange Act"）:

Description of Document / Date

1. Announcement on Resolutions of the Ninth Meeting of the Third Board of Directors (by way of communication) / 6 July 2004
2. Annual Report 2003 / 28th June 2004 / 28th June 2004
3. Announcement on Adjustment of On-grid Tariffs / 24 June 2004
4. Announcement on Distribution of Dividends for 2003 / 21 May 2004
5. Announcement on Resolutions of the 2003 Shareholds' General Meeting /13 May 2004
6. Announcement on First Quarterly Results for 2004 / 28 April 2004
7. Announcement on Resolutions of the Eight Meeting of the Third Board of Directors (by way of communication) / 28th April 2004
8. Announcement on Asset Sale and Connected Transaction / 28th April 2004
9. Announcement on Resolutions of the Seventh Meeting of the Third Board of Directors and Notice to Convene the 2003 Shareholders' General Meeting / 25 March 2004
10. Announcement on Resolutions of the Second Meeting of the Third Supervisory Committee / 25 March 2004
11. Annual Report 2003 / 25 March 2004

地址：杭州延安路528号标力大厦22－23层 Add: 22-23/F Triplenic Mansion, 528 Yan An Road, Hangzhou, P.R.C.
电话 Tel: 0571-85774567 传真 Fax: 0571-85774321 网址: www.zsepc.com

12. Notice on Convening the First Extraordinary General Meeting for 2004 / 15th January 2004
13. Announcement on the Adjustment of On-grid Tariffs / 8th January 2004
14. Announcement on Important Matters / 6 January 2004
15. Announcement on Resolutions of the Sixth Meeting of the Third Board of Directors (by way of communication) / 23rd December 2003
16. Announcement on the External Investment and the Connected Transaction / 23rd December 2003
17. Announcement of Zhejiang Southeast Electric Power Company Limited in relation to Phase II of the Expansion Project of its Subsidiary – Zhejiang Changxing Electric Power Limited Liability Company / 25th November 2003
18. Announcement on Resolutions of the Fifth Meeting of the Third Board of Directors (by way of written resolutions) / 25th November 2003
19. Announcement on Resolutions of The 4th Meeting of the 3rd Board of Directors (By means of telecommunication) / 30 October 2003
20. Announcement on Third Quarterly Result of 2003 / 30 October 2003
21. Interim Report 2003 / 24th October 2003
22. Announcement on Resolutions of the Second Extraordinary General Meeting for 2003 / 17th October 2003)
23. Announcement on Unusual Fluctuation of Share Trading / 11th October 2003
24. Announvement on Resolutions of the First Extraordinary General Meeting for 2003 / 2nd August 2003
25. Announcement on Distribution of Dividends for 2002 / 10th July 2003
26. Announcement on Resolutions of the First Meeting of the Third Board of Directors / 2nd July 2003
27. Announcement on Resolutions of he First Meeting of the Third Supervisory Committee / 2nd July 2003
28. Announcement on Resolutions of the 2002 Shareholders' General Meeting / 2nd July 2003
29. Announcement of Foreign Investment (Connected Transaction) / 2nd July 2003
30. Notice to Convene the First Extraordinary Shareholder' General Meeting for 2003 / 2nd July 2003

Yours Truly

Enclosure

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Ninth Meeting of the Third Board of Directors (by way of communication)

The Ninth Meeting of the Third Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened by way of communication on 3 July 2004. Fifteen directors should be present and fourteen directors were actually present at the meeting (director Liu Ranxing was unable to attend the meeting due to a business trip). The supervisors of the Company attended the meeting as non-voting members. The meeting complies with the stipulations of the Company Law and the Articles of Association. The resolutions passed at the meeting are as follows:

I. Examined and approved the Proposal on the Discharge of Provision of Shareholders' Guarantee for the Phase I project of Zhejiang Changxing Electric Power Limited Liability Company.

Upon examination by the directors present at the meeting, it was unanimously agreed that Zhejiang Changxing Electric Power Limited Liability Company shall use its on-grid electricity sales income to provide pledge security for its liabilities and discharge the shareholders' guarantee provided by the Company for the Phase I project of Zhejiang Changxing Electric Power Limited Liability Company.

Please refer to the section on "External Guarantees" in the 2003 annual report of the Company for details of the relevant conditions in relation to the Provision of Shareholders' Guarantee for the Phase I project of Zhejiang Changxing Electric Power Limited Liability Company by the Company.

II. Examined and approved the Proposal on the Waiver of the Pre-emptive Right to be Transferred of the Shareholding in Zhejiang Changxing Electric Power Limited Liability Company.

Zhejiang Changxing Electric Power Limited Liability Company is a project company constructing and operating 2 x 300MW generating units (completed) in the Changxing Phase I project and 2 x 300MW generating units (under construction) in the Phase II project. Currently its registered capital is RMB610,000,000. The shareholders and shareholding structure are as follows: the Company has a 65% shareholding, Zhejiang Hongfa Energy Investment Company Limited has a 20% shareholding and Zhejiang Provincial Power Development Company has a 15% shareholding.

In order to further increase the support of Changxing County Local Government for various works of Zhejiang Changxing Electric Power Limited Liability Company, Zhejiang Hongfa Energy Investment Company Limited and Zhejiang Provincial Power Development Company agree to transfer their respective 2.5% shareholding in Zhejiang Changxing Electric Power Limited Liability Company to Changxing Economic Investment Company. It was unanimously agreed as follows after examination by the directors present at the meeting:

1. Changxing Economic Investment Company shall participate in the investment in Zhejiang Changxing Electric Power Limited Liability Company and the Company agrees to waive the pre-emptive transfer right;
2. Due to reasons including the increase in shareholders and changes in shareholdings of shareholders, the relevant clauses of the Shareholders' Agreement and the Articles of Association of Zhejiang Changxing Electric Power Limited Liability Company shall be amended accordingly.

III. Examined and approved the Proposal on Increase of Capital to Zhejiang Changxing Electric Power Limited Liability Company.

As the expansion of the Phase II project of Zhejiang Changxing Electric Power Limited Liability Company has been approved for listing by the State Development and Reform Commission according to Document Fa Gai Neng Yuan [2004] No.623, upon examination by the directors present at the meeting, it was unanimously agreed as follows:

1. To increase capital of RMB364,000,000 to Zhejiang Changxing Electric Power Limited Liability Company according to the shareholding ratio of the Company.

According to the approval on the project proposal, the total dynamic investment of the Phase II project of Zhejiang Changxing Electric Power Limited Liability Company is RMB2,810,000,000 (including the investment in desulphurisation of RMB240,000,000 in the Phase I project); the project capital is RMB560,000,000 representing 20% of the total dynamic investment; funds required other than the capital amount to RMB2,250,000,000 which shall be resolved by bank loans. (In the proposal on the expansion of the Phase II project examined and approved at the fifth meeting of the third board of directors of the Company, the total dynamic investment of the Phase II project does not include the investment in Phase I desulphurisation. Phase I desulphurisation was originally proposed to be resolved by including in the technology improvement projects, but according to the approval document of the State Development and Reform Commission, it will be included in the total investment of the Phase II project).

The Company has a 65% shareholding in Zhejiang Changxing Electric Power Limited Liability Company and is required to increase capital of RMB364,000,000 to Zhejiang Changxing Electric Power Limited Liability Company.

2. According to the resolutions of the board of directors and shareholders meeting of Zhejiang Changxing Electric Power Limited Liability Company, the above increased capital shall be injected in different phases according to the progress of the construction of the Phase II project.

The proposal on the expansion of the Phase II project of Zhejiang Changxing Electric Power Limited Liability Company has been examined and approved at the fifth meeting of the second board of directors and the second meeting of the second board of directors of Zhejiang Changxing Electric Power Limited Liability Company. As the controlling shareholder of Zhejiang Changxing Electric Power Limited Liability Company, the Company also examined and approved such investment matter at the fifth meeting of the third board of directors (by way of communication). Please refer to Shanghai Securities News, China Securities Journal, South China Morning Post (Hong Kong) and Wen Wei Po (Hong Kong) for details of the announcement published on 25 November 2003.

Proposals I and II referred to above have to be submitted to the second extraordinary general meeting of the Company for 2004 for examination. Please find below the matters in connection with convening the meeting:

1. Date of the meeting: 6 August 2004 9.30 a.m.

2. Place of the meeting: Jinxishanzhuang, Hangzhou (No. 39 Yanggongdi, Hangzhou)

3. Matters to be discussed at the meeting:

(1) To examine the Proposal on the Discharge of Provision of Shareholders' Guarantee for the Phase I project of Zhejiang Changxing Electric Power Limited Liability Company.

(2) To examine the Proposal on Increase of Capital to Zhejiang Changxing Electric Power Limited Liability Company.

4. Eligibility for attending the meeting

(1) All the shareholders of the Company whose names are recorded on the shares register maintained by China Securities Registration and Clearing

Company Limited, Shanghai Branch at the close of the afternoon session on 21 July 2004 (last trading date for B shares: 16 July).

(2) Shareholders who are unable to attend the meeting due to certain reasons may appoint their authorized proxies to attend the meeting (please find below the proxy form).

(3) Directors, supervisors and senior management personnel of the Company.

5. Registration method

(1) Registration procedures:

Shareholders of legal person shares complying with the above conditions shall complete the registration formalities by presenting their shareholder accounts, copies of their business licences, proxy forms for legal person representatives and identity cards of the attendees.

Individual shareholders complying with the above conditions shall complete the registration formalities by presenting their shareholder accounts, identity cards and shareholding proof.

Proxies shall complete registration formalities by presenting their proxy forms, identity cards, shareholder accounts of the appointers and shareholding evidence of the appointers.

(2) Registration time:

9:00 – 11:00 a.m. and 2:00 – 4:00 p.m. on 27 July 2004

(3) Place of registration: Secretariat office of the board of directors, Floor 22, Biao Li Tower, 528 Yan'an Road, Hangzhou

Postal code : 310006
Telephone Number : 0571-85774566
Fax Number : 0571-85774321

6. Note: All accommodation and travelling expenses shall be borne by the shareholders attending the meeting, and the duration of the meeting will be half-day.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
6 July 2004

PROXY FORM

I/We hereby authorise Ms/Mr ______________________________ to attend the Second Extraordinary General Meeting of Zhejiang Southeast Electric Power Company Limited for 2004 and exercise the voting rights on my behalf / on behalf of our company as follows:

1. To vote for item (   ) of the matters to be examined as stated in the announcement on convening the shareholders' meeting;

2. To vote against item (   ) of the matters to be examined as stated in the announcement on convening the shareholders' meeting;

3. To abstain from voting in respect of item (   ) of the matters to be examined as stated in the announcement on convening the shareholders' meeting;

4. As regards the matters in items 1 to 3 for which specific instructions have not been given, the proxy ______________ (may / may not) vote according to his/her intention.

Appointer: ______________________ Business licence/identity card no. of the appointer ________________________

Shareholder account no. of the appointer: _______________ No. of shares held by the appointer: _______

Appointee: ______________________ Identity card number of the appointee: ___________________

Appointing date: ______________________

Signature (chop) of the appointer: ______________________

Zhejiang Southeast Electric Power Company Limited

Annual Report 2003

The Company announces that a copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at the Financial Services Authority, 25 the North Colonade canary Wharf, London E14 5HS and has been made available for collection free of charge at the office of Herbert Smith, London at Exchange House, Primose Street, London EC2A 2HS for a period of two weeks from 28th June 2004.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
28th June 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on Adjustment of On-grid Tariffs

According to *the Notice on Issues including the Zhejiang Provincial Power Grid Unified Allocation of On-grid Tariffs of Power Plants by the State Development and Reform Commission* (Zhe Jia Shang [2004] No.155) issued by Zhejiang Provincial Price Bureau, within the unified allocation scope of the Zhejiang power grid, the power generation utilization hours of the coal-fired generating units implementing the State-approved tariffs are 5,500 hours and the electricity volume in excess of the power generation utilization hours implementing the State-approved tariffs shall implement the excess generation tariff of RMB0.328/kwh (including tax).

The on-grid tariffs of the power generation enterprises, which are wholly-owned and controlled by Zhejiang Southeast Electric Power Company Limited ("the Company") will be adjusted as follows:

Name of the power generation enterprise	On-grid tariff (including tax) after adjustment (RMB/kkwh)		On-grid tariff (including tax) before adjustment (RMB/kkwh)			
	Power generation utilization hours ≤ 5500 hours	Power generation utilization hours > 5500 hours	Power generation utilization hours ≤ 6000 hours		Power generation utilization hours > 6000 hours	
			80%	20% [Note]	80%	20% [Note]
Taizhou Power Plant	419	328	419	419	247	419
Xiaoshan Power Plant	388	328	381	381	243	381
Zhejiang Changxing Power Co., Ltd.	388	328	387	387	New generating units (not decided)	387

Note: Due to the power shortage, Zhejiang power market has suspended price bidding from July 2003, so the price-bidding portion of the on-grid electricity will be settled according to the contract price.

The above tariff adjustment has been implemented from 15 June 2004.

Estimated according to the budgeted power generation utilization hours for 2004, basically the main operating income of the Company will not be affected by the tariff adjustment.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
24 June 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on Distribution of Dividends for 2003

Zhejiang Southeast Electric Power Company Limited (the "Company") and all the members of the board of directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any misrepresentations, misleading statements or material omissions contained herein.

Important matters:

Profit Distribution Plan: cash dividend of RMB0.25 per share (tax inclusive) will be declared. Dividends of B shares will be distributed in US dollars, i.e. cash dividend of US$0.030203 per B share (tax inclusive).

Last trading date of B shares: 31 May 2004

Ex-dividend date of B shares: 1 June 2004

Date for registering ownership of B shares: 3 June 2004

Dividend distribution date of B shares: 10 June 2004

The profit distribution plan of the Company for 2003 was examined and approved at the shareholders' general meeting for 2003 convened on 12 May 2004. Details of the distribution of dividends are announced as follows:

1. Profit distribution plan

The profit distribution plan of the Company for 2003 is as follows: taking the aggregate share capital of 2,010,000,000 shares of the Company at the end of 2003 as the base number, a cash dividend of RMB0.25 (tax inclusive) per share will be paid to each of all the shareholders, totalling RMB502,500,000.00.

Dividends of B shares will be distributed after converting into US dollars at the exchange rate of US$1 = RMB8.2773 which is the mean of the US dollars to Renminbi exchange rate quoted by the People's Bank of China on 13 May 2004. The actual cash dividend per share should be US$0.030203 (tax inclusive).

2. Specific dates for declaration of dividend distribution

Last trading date of B shares: 31 May 2004; ex-dividend date of B shares: 1 June 2004; date for registering ownership of B shares: 3 June 2004; dividend distribution date of B shares: 10 June 2004.

3. Distributees of dividend distribution

(1) Shareholders of B shares of the Company whose names are on the register of China Securities Clearing and Registration Company Limited Shanghai Office after the close of trading on 3 June 2004.

(2) Domestic shareholders of the Company.

4. Dividend distribution method

(1) China Securities Clearing and Registration Company Limited Shanghai Office will be entrusted to distribute the cash dividends for shareholders of B shares through its fund clearing system to the shareholders of B shares whose names are on the register as at 3 June 2004.

(2) Cash dividends for the shareholders of domestic shares will be allocated directly by the Company to their designated accounts.

5. Consultation

Consultation office: Office of the Secretary of the Board of Directors

Telephone number: 0571-85774566

6. Documents available for inspection

Resolutions on the profit distribution plan for 2003 passed at the shareholders' general meeting of the Company.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

21 May 2004

Zhejiang Southeast Electric Power Company Limited
Announcement on
Resolutions of the 2003 Shareholders' General Meeting

The Company and all the members of the board of directors of the Company warrant the authenticity, accuracy and completeness of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contain herein.

Important matters:

(1) There are no vetoes or amendments of proposals in the meeting;

(2) There are no newly submitted proposals for voting at the meeting.

1. Convening and quorum of the meeting

The shareholders' general meeting (the "meeting") of Zhejiang Southeast Electric Power Company Limited (the "Company") for 2003 was held on 12 May 2004 at Hangzhou Sunny Hotel. Twenty shareholders or their authorized proxies (the "shareholders") were present at the meeting (including 5 domestic shareholders; 15 shareholders of B shares) representing 1,348,562,477 shares of the Company which accounted for 67.09% of the total shares of the Company (including 1,320,000,000 shares held by shareholders of domestic shares which accounted for 100% of the domestic shares of the Company, and 28,562,477 shares held by shareholders of B shares which accounted for 4.14% of the B shares of the Company). The meeting complies with the stipulations of the Company Law and the Articles of Association. Mr Sun Yongsen, chairman of the Company, presided over the meeting.

2. Voting on proposals

The following resolutions were passed by voting by open ballot at the meeting after review and discussion on the proposals by the shareholders present at the meeting:

(1) Discussed and approved the Work Report of the Board of Directors for 2003

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(2) Discussed and approved the Work Report of the Supervisory Committee for 2003

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting

shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(3) Discussed and approved the Financial Accounting Statements for 2003

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(4) Discussed and approved the Proposal on Allocation of Long-term Investment Value Diminution Provision in relation to China Southern Securities Co., Ltd.

As the financial and the fund position of China Southern Securities Co., Ltd. worsened as a result of disorderly management, inadequate internal control and improper management, it was put under administrative receivership on 2 January, 2004. Owing to the above circumstances and according to the information on auditing statements provided by the auditing organ of China Southern Securities Co., Ltd., it was agreed to allocate corresponding long-term investment value diminution provisions in the amount of RMB180,150,000.00.

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(5) Discussed and approved the Proposal on Profit Distribution for 2003

The profit distribution for 2003 is as follows:
Taking the after-tax profit of the parent company in the amount of RMB609,283,351.82 audited by the domestic accountants as the base, 10%, that is RMB60,928,335.18, will be allocated as statutory common reserve fund and statutory public welfare fund respectively, totalling RMB121,856,670.36. The profit of the Company distributable to the shareholders is RMB1,736,264,021.69. After distribution of dividend in the sum of RMB498,480,000.00 for 2002, the undistributed profit of the Company for 2003 is RMB1,237,784,021.69.

According to the accounting statements audited by the domestic and international accounting firms, following the principle of "whichever is lower" and taking 2.01 billion shares in the aggregate share capital of the Company at the end of the 2003 as

the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00.

The specific matters for distribution of profit will be announced later.

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(6) Discussed and approved the Financial Budgetary Report for 2004

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(7) Discussed and approved the Proposal on Re-appointment of Accounting Firms

To reappoint Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited to provide accounting statements auditing and other relevant consultancy services to the Company for one year.

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 share.

(8) Discussed and approved the Proposal on Amendments to the Articles of Association

The Articles of Association is amended as follows:

1. To add a new article after Article 101 of the Articles of Association

"Article 102 The board of directors of the Company shall comply with the following procedures and principles when examining and deciding on external guarantee matters:

(1) External guarantee matters of the Company shall be put forward to the board of directors after examination and investigation by the general manager. Guarantee

matters may only be implemented after obtaining the signature and consent of more than two-thirds of all the members of the board of directors and important external guarantee matters may only be implemented after obtaining the approval of the shareholders' general meeting.

Important external guarantee matters shall be confirmed according to the amount standard stipulated in the share listing rules of the stock exchange.

(2) Except power infrastructure projects, for example electricity, the Company shall not directly or indirectly provide liability guarantee for guaranteed objects with an asset/liability ratio exceeding 70%.

(3) The Company must seriously perform the information disclosure obligation for external guarantees in strict compliance with the relevant stipulations of the share listing rules of the stock exchange, these Articles of Association and external information disclosure system of the Company, and provide information on all the external guarantee matters of the Company according to the fact to the external auditing organs appointed by the Company in accordance with the relevant stipulations.

When the board of directors of the Company decides on the external guarantee matters, it shall examine and investigate the following credit standards of the guaranteed persons:
(1) having independent legal person status;
(2) clear property right relationship;
(3) no possibility of termination or bankruptcy or dissolution;
(4) the financial information provided is true and complete with no material omission;
(5) no overdue bank borrowings or unpaid interest;
(6) no other signification risk."

2. The contents of other articles of the Articles of Association have not been changed and the articles shall be renumbered accordingly.

Consenting votes of 1,348,562,477 shares, representing 100% of the effective voting shares (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting shares of the shareholders of domestic shares; 28,562,477 shares are foreign capital shares accounting for 100% of the effective voting shares of the shareholders of B shares); dissenting votes of 0 share; abstentions of 0 shares.

3. Witnessing of lawyers

Beijing Zhong Xin Law Film has issued legal opinions regarding the meeting. Zhong Xin Law Film is of the opinion that the convening and the procedures of the meeting

comply with the stipulations of the Company Law and the Articles of Association and other regulatory documents; the qualifications of the personnel attending the meeting are legal and valid; the voting procedures of the meeting comply with the stipulations of the Company Law and the Articles of Association and other regulatory documents; the resolutions passed at the meeting are legal and valid.

4. Documents for inspection

(1) Resolutions of the shareholders' general meeting.
(2) Legal opinions issued by the lawyer.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
13 May, 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on First Quarterly Results for 2004

I. Share Name Abbreviation: ZSEPC B Share
Share Code: 900949

II. Main Accounting Figures and Financial Indicators

	In Current Reporting Period	From Year Beginning to End of Current Reporting Period	Increase/Decrease Compared with the Same Period of Previous Year
Earnings per Share (RMB yuan/share)	0.111	0.111	42.31%

III. Statement of Profit

Unit: RMB yuan Unaudited

Item	Amount of Current Period		Amount of Same Period of Previous Year	
	Consolidated	Parent Company	Consolidated	Parent Company
1. Principal operating income	1,292,311,711.76	1,038,865,213.30	904,087,305.00	780,906,734.38
Less: Principal operating costs	857,219,009.73	673,408,298.30	603,658,400.80	508,791,530.15
Principal operating tax and surtax	13,697,720.70	11,310,346.70	10,359,714.47	9,038,430.50
2. Principal operating profit (loss denoted by "-")	421,394,981.33	354,146,568.30	290,069,189.73	263,076,773.73
Add: Profit from other activities (loss denoted by "-")	648,173.14	648,173.14	-18,311.67	-18,311.67
Less: Operating expenses	-	-	-	-
Administrative expenses	63,189,917.01	57,460,348.57	36,553,342.21	32,086,898.55
Financial expenses	9,223,467.00	-5,479,691.39	13,085,140.46	5,917,795.59
3.Operating profit (loss denoted by "-")	349,629,770.46	302,814,084.26	240,412,395.39	225,053,767.92
Add: Return on investment (loss denoted by "-")	-	20,057,103.48	-	8,742,149.28
Subsidy income	-	-	-	-
Non-operating income	53,014.00	53,014.00	360,520.68	360,520.68
Less: Non-operating expenses	764,673.70	4,334.20	673,452.02	549,567.00
4.Gross profit (loss denoted by "-")	348,918,110.76	322,919,867.54	240,099,464.05	233,606,870.88
Less: Income tax	115,142,976.55	99,944,712.14	80,341,246.84	77,090,267.39
Less: Minority shareholders' gains and losses	10,799,978.81	-	3,241,613.72	-
5.Net profit (loss denoted by "-")	222,975,155.40	222,975,155.40	156,516,603.49	156,516,603.49

IV. The Management's Discussion and Analysis

In this reporting period, the electricity sales completed by the Company went up by 39.12% to 3.709 billion kwh compared with that in the same period of the previous year

based on the consolidated financial statements. The electricity sales increase resulted from (a) the Company's effort to organize production with care and make full use of its generating capacity within the safety limits in response to the surging power demand in Zhejiang province; and (b) the addition of a newly commissioned 300 MW unit of Zhejiang Changxing Power Generating Company Limited, a subsidiary controlled by the Company.

In this reporting period, the actual average settlement tariff rate of the Company based on the consolidated financial statements increased by RMB 9.31 yuan/MWh to RMB 348.44 yuan/MWh compared with that in the same period of the previous year. The rise in power sales tariff was due to the fact that (a) the power tariff applicable to the Company was raised by RMB 7 yuan/MWh (including tax) effective from 1 January 2004 in accordance with Document Zhe Jia Shang [2003]445 entitled *Notice on Adjustment to Power Tariff of Coal-Fired Power Plants Under ZPEPC's Unified Dispatch* issued by Zhejiang Provincial Pricing Bureau; and that (b) all the electricity sales of the Company were settled at the contractual price starting from July 2003 as the price bidding in Zhejiang power market was suspended, whereas approximately 20% of the electricity sales over the same period of the previous year were settled at the market price.

Due to the synergy of the increase in energy sales and the rise in power tariff, the principal operating income, the principal operating profit and the net profit of the Company grew by 42.94%, 45.27% and 42.46% to RMB 1,292 million yuan, 421 million yuan and 223 million yuan respectively compared with those in the same period of the previous year.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
28 April 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Eighth Meeting of the Third Board of Directors (by way of communication)

The eighth meeting of the third board of directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened on 26th April 2004 by way of communication. Fifteen directors should be present and fifteen directors were actually present at the meeting. The supervisors of the Company attended the meeting as non-voting members. The meeting complies with the stipulations of the Company Law and the Articles of Association. The following resolutions were passed at the meeting:

I. Unanimously examined and approved the First Quarterly Report of 2004 and agreed to disclose the same;

II. Unanimously examined and approved the Proposal on the Amendments to the Articles of Association submitted by the Supervisory Committee and agreed that the same shall become a new proposal to be submitted to the 2003 shareholders' general meeting for examination.

It is proposed that the Articles of Association shall be amended as follows:

To add a new article after article 101 of the Articles of Association

"Article 102 The board of directors of the Company shall follow the following procedures and principles when examining and deciding on external guarantee matters:

(1) External guarantee matters of the Company shall be put forward to the board of directors after examination and investigation by the manager. Guarantee matters may only be implemented after obtaining the signatures and consents of more than two-thirds of all the members of the board of directors and important external guarantee matters may be only implemented after obtaining the approval of the shareholders' general meeting.

Material external guarantee matters shall be confirmed according to the amount standard stipulated in the share listing rules of the stock exchange.

(2) Except power infrastructure projects, for example electricity, the Company shall not directly or indirectly provide liability guarantees for guaranteed objects with an asset/liability ratio exceeding 70%.

(3) The Company must seriously perform the information disclosure obligations for external guarantees in strict compliance with the relevant stipulations of the Share Listing Rules of the Shanghai Stock Exchange, these Articles of Association and the external information disclosure system of the Company, and provide information on all the external guarantee matters of the Company according to the facts to the external auditors appointed by the Company in accordance with the relevant stipulations.

When the board of directors of the Company decides on external guarantee matters, it shall examine and investigate the following credit standards of the guaranteed persons:

1. having independent legal person status;
2. clear property right relationship;
3. no possibility of termination or bankruptcy or dissolution;
4. the financial information provided is true and complete with no material omission;
5. no overdue bank borrowings or unpaid interest;
6. no other significant risk."

The contents of other articles of the Articles of Association have not been changed and the articles shall be renumbered accordingly.

III. With the connected directors abstaining from voting, the non-connected directors unanimously examined and approved the Proposal on the Transfer of Shareholding in Zhejiang Fuxing Electric Power Fuel Ltd and agreed to transfer all the 5,900,000 shares of Zhejiang Fuxing Electric Power Fuel Ltd Liability Company held by the Company to Zhejiang Xingyuan Investment Ltd. For details, please refer to the Announcement on Asset Sale and Connected Transaction.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
28th April 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Asset Sale and Connected Transaction

Important reminder:

1. Contents of the transaction: After examination and approval at the eighth meeting of the third board of directors (by way of communication) of Zhejiang Southeast Electric Power Company Limited ("the Company"), it was agreed to transfer all the 5,900,000 shares of Zhejiang Fuxing Electric Power Fuel Limited Liability Company ("Fuxing") held by the Company ("the Shareholding") to Zhejiang Xingyuan Investment Limited ("Xingyuan") and both parties have signed the relevant Shareholding Transfer Agreement.

2. Abstaining of the connected persons: The Company and Xingyuan are controlled by the same parent company. According to the stipulations of the Share Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company and the connected directors have abstained from voting on such matter at the board meeting.

3. As the amount related to the shareholding transfer is below 5% of the net assets of the Company or RMB30,000,000, it will not have a significant impact on the continued operability, gains and losses and asset conditions of the Company.

I. Summary of the Transaction

In 2000, the Company contributed RMB5,900,000 to invest in 5,900,000 shares of Fuxing, representing 3.93% of its total share capital. As at the end of 2003, the book investment cost of the Company was RMB5,900,000. After examination and approval at the eighth meeting of the third board of directors of the Company (by way of communication), it was agreed to transfer the entire Shareholding to Xingyuan and both parties have signed the relevant Shareholding Transfer Agreement.

The Company and Xingyuan are controlled by the same parent company. According to the stipulations of the Share Listing Rules of the Shanghai Stock Exchange, this transaction constitutes a connected transaction of the Company. The connected directors have abstained from voting on such matter at the board meeting, and the non-connected directors unanimously agreed to this

connected transaction and the independent directors have expressed their independent opinions.

According to the stipulations of the Company Law, "When shareholders transfer their capital contribution to persons other than the shareholders, it must obtain the consents of more than half of all the shareholders; under the same conditions, other shareholders shall have the pre-emptive purchase right in relation to such capital contribution." Accordingly, such shareholding transfer has yet to obtain the consents at the shareholders' meeting of Fuxing.

II. Introduction of the Transferee

1. Basic conditions of the Transferee

Xingyuan was established in August 2003 with a registered capital of RMB50,000,000. Its business scope is industrial investment; small-scale hydroelectricity, small-scale thermal power, real estate investment; infrastructure, information technology projects, environmental protection projects; sale of power equipment sets, mechanical power equipments and metal materials; and property management. The legal representative is Fan Xiaoning.

2. Relationship with the connected parties

Shareholders of Xingyuan are Zhejiang Provincial Energy Group Limited and Zhejiang Provincial Power Development Company, having 90% and 10% shareholdings in Fuxing respectively.

The largest shareholder of the Company is Zhejiang Provincial Power Development Company who has a 39.80% shareholding in the Company. Zhejiang Provincial Power Development Company is a wholly-owned subsidiary of Zhejiang Provincial Energy Group Limited, and Zhejiang Provincial Energy Group Limited is the actual controller of the Company.

As the Company and Xingyuan are controlled by the same parent company, this transaction constitutes a connected transaction of the Company according to the stipulations of the Share Listing Rules of the Shanghai Stock Exchange.

Zhejiang Provincial Energy Group Limited is a provincial-level energy category state-owned assets operation entity established by Zhejiang Provincial Government in March 2001 with a registered capital of RMB3.5 billion. Its business scope is operation of the state-owned assets and state-owned shareholdings of group companies and their subordinate

enterprises authorised by the State; industrial investment and development; technology advisory services. The legal representative is Sun Yongsen. As at the end of 2003, the total assets of Zhejiang Provincial Energy Group Limited amounted to RMB36.17 billion and net assets amounted to RMB16.7 billion.

3. Basic conditions of the subject of the Transaction

Fuxing was established in December 2000 with a registered capital of RMB150,000,000. It is mainly engaged in the technical development and technical services of electric power fuel and the sale of coal. Its legal representative is Zhang Jin. Upon auditing by Zhejiang Wanbang Accounting Firm, as at the end of 2003, the total assets of Fuxing amounted to RMB1.265 billion and net assets amounted to RMB4.124 billion.

4. Main contents and pricing of the transaction contract

Pursuant to the Shareholding Transfer Agreement entered into between the Company and Xingyuan, the transfer price of the Shareholding is RMB17,782,586.42, which comprises of the following two parts:

(1) Base price

Upon asset valuation by Zhejiang Wanbang Asset Valuation Ltd using 30th April 2003 as the base date (Zhe Wan Ping Bao [2003] No.072), as at 30th April 2003, the book balance of the net assets of Fuxing was RMB325,309,402.27 and the valuation was RMB398,027,250.80 and the valuation increased by RMB70,505,826.98 or 21.53%.

Using the above valuation as the basis, the base price of the shareholding transfer was confirmed to be RMB15,642,470.96.

(2) New shareholders' interest

From the valuation base date of 30th April 2003 to 31st December 2003, new shareholders' interest of the Shareholding amounted to RMB2,140,115.46.

The above transfer price totalled RMB17,782,586.42. Xingyuan shall pay the entire transfer price in one lump sum to the Company within seven working days after the agreement becomes effective.

5. Purpose and impact of the shareholding transfer

The purpose of this shareholding transfer is to strengthen the strategic integration of the external investment projects of the Company and reduce direct connected transactions of the Company.

As the amount of the shareholding transfer is below 5% of the net assets of the Company or RMB30,000,000, it does not have a significant impact on the continued operability, gains and losses and asset conditions of the Company.

6. Opinion of the independent directors

   1. The price of the shareholding transfer is fair and reasonable without damaging the interest of the shareholders.

   2. The shareholding transfer involves a connected transaction and the connected directors have abstained from voting when examining such proposal. The voting procedures and results of the proposal are lawful and valid.

   3. The shareholding transfer is instrumental in integrating the external investment projects of the Company and reducing direct connected transactions.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
28th April 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Seventh Meeting of the Third Board of Directors and Notice to Convene the 2003 Shareholders' General Meeting

The seventh meeting of the third Board of Directors of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened at the Air Forces Hangzhou Sanatorium on 23 March 2004. Fifteen directors should be present and fourteen directors were present at the meeting. Huan Guocang, an independent director, was unable to attend the meeting due to illness. Supervisors and senior management personnel of the Company attended the meeting as non-voting delegates. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association and the meeting was lawful and valid. The meeting was chaired by Chairman Sun Yongsen and Vice Chairman Wang Xiaosong. The following resolutions were discussed and unanimously passed at the meeting:

I. Discussed and approved the Work Report of the Board of Directors for 2003;

II. Discussed and approved the Work Report of the General Manager for 2003;

III. Discussed and approved the Final Accounting Statements for 2003;

IV. Discussed and approved the Proposal on Allocation of Long-term Investment Value Diminution Provisions in relation to China Southern Securities Co., Ltd;

As the financial and fund position of China Southern Securities Co., Ltd. worsened as a result of disorderly management, inadequate internal control and improper management, it was put under administrative receivership on 2 January 2004. Owing to the above circumstances and according to the information on auditing statements provided by the auditing organ of China Southern Securities Co., Ltd., it was agreed to allocate corresponding long-term investment value diminution provisions in the amount of RMB180,150,000.

V. Discussed and approved the Proposal on Property Abandonment Loss for 2003;

The property inspection results of the Company for 2003 were agreed: net loss of RMB29,446,133.75 as a result of fixed assets abandonment due to technical

transformation and maturity of the useful life of equipment; net loss of RMB649,439.12 as a result of current assets abandonment and inventory loss due to renewal of equipment and natural wear and tear.

VI. Discussed and approved the Proposal on Profit Distribution for 2003;

The Proposal on Profit Distribution for 2003 is as follows: taking the after-tax profit of the parent company in the amount of RMB609,283,351.82 audited by the domestic accountants as the base, 10%, that is RMB60,928,335.18, will be allocated as statutory common reserve fund and statutory public welfare fund respectively, totalling RMB121,856,670.36. The profit of the Company distributable to the shareholders is RMB1,736,264,021.69. After distribution of dividend in the sum of RMB498,480,000.00 for 2002, the undistributed profit of the Company for 2003 is RMB1,237,784,021.69.

According to the accounting statements audited by domestic and international accounting firms, following the principle of "whichever the lower" and taking the 2.01 billion shares in the aggregate share capital of the Company at the end of 2003 as the base number, a cash dividend of RMB2.50 (including tax) will be distributed per 10 shares, totalling RMB502,500,000.00.

The above proposal for profit distribution has to be submitted to the 2003 shareholders' general meeting for discussion and approval prior to implementation.

VII. Discussed and approved the Proposal on Board Reward for 2003 and Remuneration Assessment Methods for 2004;

It was agreed to give a one-off board award for 2003 to the staff of the Company totalling RMB20,000,000 which shall be stated in the profit and loss items of the current period in 2003; agreed to reward senior management personnel of the Company according to three responsibility system assessment methods, that is, safe production, operating results and honest party practice; the remuneration and assessment methods of the Company for 2004 were hereby agreed.

VIII. Discussed and approved the Annual Report for 2003 and the Summary of the Annual Report;

IX. Discussed and approved the Technical Transformation and Technology Projects Investment Plans for 2004;

X. Discussed and approved the Financial Budgetary Report for 2004;

XI. Discussed and approved the Proposal on Re-appointment of Accounting Firms;

To reappoint Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited to provide accounting statements auditing and other relevant consultancy services to the Company for one year. The amount and method in relation to the payment of remuneration will be proposed by the management team upon authorisation by the board of directors and submitted to the chairman for approval.

XII. Discussed and approved the Proposal on Convening the 2003 Shareholders' General Meeting;

The Company will convene its 2003 shareholders' general meeting at Hangzhou Sunny Hotel (No.108 Jiefang Road, Hangzhou) on 12 May 2004 at 9.00 a.m. Specific matters are as follows:

1. Matters to be discussed at the meeting:

(i) To discuss the Work Report of the Board of Directors for 2003;

(ii) To discuss the Work Report of the Supervisory Committee for 2003;

(iii) To discuss the Final Accounting Statements for 2003;

(iv) To discuss the Proposal on Allocation of Long-term Investment Value Diminution Provisions in relation to China Southern Securities Co., Ltd.;

(v) To discuss the Proposal on Profit Distribution for 2003;

(vi) To discuss the Financial Budgetary Report for 2004;

(vii) To discuss the Proposal on Re-appointment of Accounting Firms.

2. Attendees of the meeting

(i) All the shareholders of the Company who have registered at China Securities Clearing & Registration Corporation Shanghai Branch by the time the market closes in the afternoon of 23 April 2004 shall have the right to attend the meeting (the last trading day for B shares shall be 20 April);

(ii) Shareholders who are unable to attend the meeting due to certain reasons may appoint their proxies to attend the meeting (please find below the proxy form);

(iii) Directors, supervisors and senior management personnel of the Company.

3. Registration method

(i) Registration formalities:

Legal person shareholders complying with the above conditions shall produce their shareholders' account cards, copies of business licenses and legal representative proxy forms and identity cards of the attendees and complete the registration formalities;

Individual shareholders complying with the above conditions shall produce their shareholders' account cards, identity cards and shareholding evidence and complete the registration formalities;

Proxies shall produce proxy forms, identity cards, shareholder account cards of the appointors and shareholding evidence of the appointors and complete the registration formalities.

(ii) Time of registration: 28 April 2004 9:00 a.m. – 11:00 a.m., 2:00 p.m. – 4.00 p.m.

(iii) Place of registration: Secretarial Office of the Board of the Company

4. Other matters

(i) The meeting will last half a day and the shareholders shall bear their own costs of board and lodging and transportation.

Address of the Company: Secretarial Office of the Board, Level 22-23, Triplenic Mansion, 528 Yanan Road, Hangzhou

Postal code: 310006
Telephone: 0571-85774566
Fax: 0571-85774321

Board of Directors
Zhejiang Southeast Electric Power Company Limited
25 March 2004

Proxy Form

I/We hereby authorise Ms/Mr ____________ to attend the Shareholders' General Meeting of Zhejiang Southeast Electric Power Company Limited on behalf of our company/on my behalf and exercise shareholders' rights according to the following power:

1. To vote for item (   ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting;

2. To vote against item (   ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting;

3. To abstain from voting in relation to item (   ) of the matters for discussion as stated in the announcement on convening the shareholders' general meeting;

4. As regards the matters for which specific instructions have not been given in items 1 – 3 above, the proxy _____________ (may / may not) vote according to his own intention.

Appointer: ______________________________

Business license/identity card number of the Appointer: ______________________________

Shareholder number of the Appointer: ______________________________

Number of shares held by the Appointer: ______________________________

Appointee: ______________________________

Identity card number of the appointee: ______________________________

Date of appointment: ______________________________

Signature of the Appointer (seal): ______________________________

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Second Meeting of the Third Supervisory Committee

The second meeting of the third Supervisory Committee of Zhejiang Southeast Electric Power Company Limited (the "Company") was convened at Air Forces Hangzhou Sanatorium on 23 March 2004. Seven supervisors should be present and four supervisors were present at the meeting. Supervisor Fu Muqing, Supervisor Chen Xi and Supervisor Yang Jianxiong were unable to attend the meeting due to work requirements and appointed Supervisor Huang Guanlin, Supervisor Huang Lixin and Supervisor Sun Chaoyang respectively to attend the meeting and vote on their behalf. The convening of the meeting complied with the relevant stipulations of the Company Law and the Articles of Association. The meeting was chaired by the convenor of the Supervisory Committee Huang Lixin. The following resolutions were discussed and approved at the meeting:

I. Discussed and approved the Work Report of the Supervisory Committee for 2003;

The Supervisory Committee is of the view that:

(1) The Company operates according to law and the policy-making procedures comply with the stipulations of the Company Law and the Articles of Association and the internal control system has been further perfected. The directors and senior management personnel of the Company aim for improvement and work hard to fulfil their duties and have not violated the laws, regulations and Articles or Association or damaged the benefits of the Company during performance of their duties for the Company.

(2) The financial statements of the Company for 2003 truly, accurately and completely reflect the financial condition and operating results of the Company and Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited have issued the standard unqualified opinion auditing reports.

(3) The projects actually invested by the funds raised by the Company are consistent with the committed projects. Construction of the 4x600MW

power generating units of Zhejiang Jiahua Electric Power Generation Company Limited has progressed smoothly on the premise of ensuring safety, quality and investment control and by way of the joint efforts of the principal party and the construction unit, strengthening of construction management and tapping operating potentials.

(4) The connected transactions between the Company and the connected party shall be regulated by the agreements and contracts signed by both parties. Both parties have strictly performed their rights and obligations according to the agreement and have not damaged the interests of the Company or small and medium-sized investors and there were no insider dealings.

II. Discussed and approved the Proposal on Allocation of Long-term Investment Value Diminution Provisions in relation to China Southern Securities Co., Ltd.;

As the financial and fund position of China Southern Securities Co., Ltd. invested by the Company worsened as a result of disorderly management, inadequate internal control and improper management, China Southern Securities Co., Ltd. was put under administrative receivership on 2 January 2004. The Supervisory Committee is of the view that before comprehensive auditing of China Southern Securities Co., Ltd. and announcement of the relevant investigation results, the allocation of corresponding long-term investment value diminution provisions in the amount of RMB180,150,000 by the Company in 2003 reflects the principle of stability. The above allocation has been recognised by Zhejiang Pan-China Certified Public Accountants and PricewaterhouseCoopers China Limited.

III. Discussed and approved the Proposal on Property Abandonment Loss for 2003;

The Supervisory Committee is of the view that it was reasonable for the Company to conduct inspection on the fixed assets and inventory goods and materials at the end of the year and dispose of the abandoned assets in a timely manner according to the stipulations of the current accounting system. The above property abandonment loss has been verified and confirmed by Zhejiang Pan-China Certified Public Accountants.

IV. Discussed and approved the Financial Budgetary Report for 2003;

V. Discussed and approved the Proposal on Profit Distribution for 2003;

VI. Discussed and approved the 2003 Annual Report and the Summary of the Annual Report;

The Supervisory Committee is of the view that the contents of the 2003 Annual Report and the Summary of the Annual Report are true, accurate and complete and there are no false representations, material omissions and serious misleading statements and it was agreed to disclose the same.

VII. Discussed and approved the Financial Budgetary Report for 2004.

Supervisory Committee
Zhejiang Southeast Electric Power Company Limited
25 March 2004

Zhejiang Southeast Electric Power Company Limited

Annual Results 2003

1. Main Accounting Data and Indicators

Unit: RMB

	Year 2003	Year 2002	Increase/Decrease in current year compared with previous year	Year 2001
Principal Operating Income	4,738,196,944.73	3,320,944,888.62	42.68	3,370,277,286.61
Gross Profit	1,076,967,843.80	812,753,137.31	32.51	958,949,587.73
Net Profit	609,283,351.82	545,515,105.11	11.69	707,945,727.20
Earnings per Share	0.30	0.27	11.11	0.35
Yield on Net Assets (%)	10.14	9.27	9.39	11.95

2. Reconciliation of Differences in Net Profit Based on PRC and International Accounting Standards

Unit: RMB million

	By the PRC accounting standards	By the international accounting standards
Net profit	609.28	609.88
Reconciliation	By the PRC accounting standards	609.28
	1. Reversal of prepaid corporate income tax/(increase)	(3.12)
	2. Deferred income tax	(9.05)
	3. Transferred to capital reserve	12.77
	4. Offsetting against retroactive adjustment to corporate income tax	-
	5. Offsetting against other retroactive adjustment	-
	By the international accounting standards	609.88

3. Discussion and Analysis of the Overall Operations during the Reporting Period

(1) Business Scope

The principal business of the Company is investment in, development and operation of the power business. As of the end of the current reporting period, the installed generating capacity which has commenced production owned by the Company on consolidated basis amounts to 2,300 MW, of which the capacity owned by the Company on equity basis amounts to 2,090 MW.

(2) Status of Business Operations

In 2003, in line with the continuous rapid development of the national economy, the power demand in Zhejiang registered a significant growth, with the provincial power consumption and unified dispatch power consumption and the maximum load reaching a record high. Against the backdrop of the persistent power shortage, the generating units of the Company sustained continuous high load operation in a safe and stable manner all year around and the production potentials were brought into full play. Based on the consolidated statements, the generation totalled 15.896 billion kwh and the electricity sales amounted to 14.813 billion kwh, increasing by 47.79% and 49.57% respectively in comparison with those in the previous year.

In 2003, the operating results of the Company recorded a rapid growth. Its annual principal operating income and principal operating profit went up by 42.68% and 43.68% respectively to RMB 4.738 billion and RMB 1.556 billion respectively. After allocating the devaluation reserves for long-term investment in China Southern Securities Co., Ltd. ("Southern Securities") of RMB 180 million, the profit realized by the Company in 2003 totalled RMB 1,076 million, an increase of 32.51% when compared with that of 2002. The net profit realized by the Company amounted to RMB 609 million, up by 11.69% when compared with that of 2002. Its earnings per share reached RMB 0.30.

4. Analysis of Reasons for Significant Changes in Operating Results and Profit Composition in Comparison with Those in Previous Year

(1) Principal Operating Income

The principal operating income achieved by the Company in this reporting period increased by 42.68% to RMB 4.738 billion when compared with that of 2002, which is mainly attributable to the increase in the Company's electricity sales by 49.57% when compared with that in the previous year.

The increase in the electricity sales resulted from the following factors:

(a) Unit 1 of Zhejiang Changxing Power Generation Company Limited (ZCPGC) commenced operation on 15 December 2002 and Unit 2 commenced operation on 22 May, thereby increasing ZCPGC's electricity sales by 3.427 billion kwh when compared with that in the previous year;

(b) Against the backdrop of continuous rapid economic development, heat wave and drought resulting in unprecedented power shortage in Zhejiang, the Company seized the market opportunity to fully utilize the production potential of the generating units to achieve increase in power generation on the premise of ensuring production safety.

(2) Principal Operating Profit

The principal operating profit of the Company increased by 43.68% to RMB 1.556 billion in the current reporting period when compared with that of 2002, which is mainly attributable to the increase in the principal operating income.

(3) Returns on Investment

The returns on investment of the Company decreased by RMB 180 million to RMB –147 million in this reporting period when compared with that of 2002, which is mainly due to the allocation of devaluation reserves for long-term investment of RMB 180 million after Southern Securities was put under administrative receivership.

(4) Net Profit

The net profit realized by the Company in this reporting period increased by 11.69% to RMB 609 million when compared with that of 2002. The increase in net profit is less than the increase in principal operating profit mainly because of the allocation of the devaluation reserves for long-term investment and the deduction of minority shareholders' profit and loss.

5. Profit Distribution Proposal of Board of Directors

Based on the Profit Distribution Proposal confirmed in the 7th meeting of the 3rd Board of Directors of the Company on 23 March 2004, the after-tax profit of the Parent Company as audited by the PRC accounting firm amounts to RMB 609,283,351.82, less allocation of 10% statutory common reserve fund and 10% statutory public welfare fund each amounting to RMB 60,928,335.18 totalling RMB 121,856,670.36, the profit of the Company distributable to the shareholders amounts to RMB 1,736,264,021.69. After having distributed the cash dividend for 2002 totalling RMB 498,480,000.00, the undistributed profit of the Company in 2003 amounts to RMB 1,237,784.021.69.

Based on the accounting statements as audited by the PRC and international accounting firms and according to the principle of whichever is the lower and taking 2.01 billion shares of the total share capital at the end of 2003 as a base number, it is proposed to distribute cash dividends of RMB 2.50 (including tax) per 10 shares, totalling RMB 502,500,000.00.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
25 March 2004

Statement of Profit

Year 2003

Prepared by: Zhejiang Southeast Electric Power Company Limited Unit: RMB

Item	Consolidated		Parent Company	
	Amount at the end of the period	Amount at the beginning of the period	Amount at the end of the period	Amount at the beginning of the period
1. Income from principal operating activities	4,738,196,944.73	3,320,944,888.62	3,670,972,684.16	3,303,121,784.34
Less: Principal operating costs	3,130,675,914.14	2,208,191,596.44	2,440,007,934.01	2,197,760,669.91
Principal operating tax and surtax	51,268,220.09	29,631,064.15	39,821,558.24	29,518,549.61
2. Profit from principal operating activities	1,556,252,810.50	1,083,122,228.03	1,191,143,191.91	1,075,842,564.82
Add: Profit from other activities	759,658.17	489,090.01	759,658.17	489,090.01
Less: Operating expenses				
Administrative expenses	235,580,541.51	229,175,442.48	197,755,599.64	173,026,072.79
Financial expenses	62,620,319.32	41,228,922.57	13,110,622.12	40,081,923.83
3.Operating profit	1,258,811,607.84	813,206,952.99	981,036,628.32	863,223,658.21
Add: Investment income	-146,757,285.34	33,459,111.29	-19,335,916.62	2,552,849.05
Subsidy income				
Non-operating income	668,046.95	399,756.67	668,046.95	399,756.67
Less: Non-operating expenses	35,754,525.65	34,312,683.64	34,578,096.95	34,295,269.99
4.Gross profit	1,076,967,843.80	812,753,137.31	927,790,661.70	831,880,993.94
Less: Income tax	406,140,478.72	287,355,874.26	318,507,309.88	286,406,513.83
Minority shareholders' gains and losses	61,544,013.26	-20,117,842.06		
5.Net profit	609,283,351.82	545,515,105.11	609,283,351.82	545,474,480.11

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

Notice on Convening the First Extraordinary General Meeting for 2004

Zhejiang Southeast Electric Power Company Limited ("the Company") and all the members of the board of directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

Reminder:

Date of the meeting: 25th February 2004 9.30 a.m.

Place of the meeting: Holiday Inn Hangzhou

Form of the meeting: on-the-spot

Matters to be discussed: proposal on the investment in Zheneng Lanxi Power Limited Liability Company

The Company will convene the First Extraordinary General Meeting for 2004 on 25th February 2004 at 9.30 a.m. at Holiday Inn Hangzhou (No. 289 North Jianguo Road, Hangzhou). The specific matters for discussion are as follows:

1. Matters to be discussed: proposal on the investment in Zheneng Lanxi Power Limited Liability Company

2. Eligibility for attending the meeting

   a. All the shareholders of the Company whose names are recorded on the shares register maintained by China Securities Registration and Clearing Company Limited, Shanghai Branch at the close of the afternoon session on 13th February 2004 (last trading date for B shares: 10th February).

   b. Shareholders who are unable to attend the meeting due to certain reasons may appoint their authorized proxies to attend the meeting (please find below the proxy form).

c. Directors, supervisors and senior management personnel of the Company.

3. Registration method

a. Registration procedures:

Shareholders of legal person shares complying with the above conditions shall complete the registration formalities by presenting their shareholder accounts, copies of their business licences, proxy forms for legal person representatives and identity cards of the attendees.

Individual shareholders complying with the above conditions shall complete the registration formalities by presenting their shareholder accounts, identity cards and shareholding proof.

Proxies shall complete registration formalities by presenting their proxy forms, identity cards, shareholder accounts of the appointers and shareholding evidence of the appointers.

b. Registration time:

9:00 – 11:00 a.m. and 2:00 – 4:00 p.m. on 20th February 2004

c. Place of registration: Secretariat office of the board of directors of the Company

4. Other matters

a. The matters to be discussed at this meeting have been discussed and adopted at the Sixth Meeting of the Third Board of Directors of the Company (by way of communication). Please refer to the announcement on the resolutions of the board of directors and the announcement on foreign investment and connected transactions published on Shanghai Securities News, China Securities Journal, Wen Wei Po (Hong Kong) and South China Morning Post (Hong Kong) on 23rd December 2003 for details.

b. All accommodation and travelling expenses shall be borne by the shareholders attending the meeting, and the duration of the meeting will be half-day.

Biao Li Tower, 528 Yan'an Road, Hangzhou

Postal code : 310006
Telephone Number : 0571-85774566
Fax Number : 0571-85774321

Board of Directors
Zhejiang Southeast Electric Power Company Limited

15th January 2004

PROXY FORM

I/We hereby authorise Ms/Mr ______________________________ to attend the First Extraordinary General Meeting of Zhejiang Southeast Electric Power Company Limited for 2004 and exercise the voting rights on my behalf / on behalf of our company.

Appointer: ______________________ Business licence/identity card no. ______________________
of the appointer

Shareholder account no. of the appointer: ______________ No. of shares held by the appointer: ______

Appointee: ______________________ Identity card number of the appointee: __________________

Appointing date: ______________________

Signature (chop) of the appointer: ____________________

Zhejiang Southeast Electric Power Company Limited

Announcement on the Adjustment of On-grid Tariffs

Pursuant to the Notice on the Adjustment of On-grid Tariffs of Coal-fired Power Plants by the Province (Zhe Jia Shang [2003] No.445) issued by the Pricing Bureau of Zhejiang Province, Zhejiang Province will increase the on-grid tariffs of coal-fired generating units by RMB 0.007 yuan / kw (including tax). The above price shall be implemented from 1st January 2004.

Our wholly-owned power plants, Taizhou Power Plant (1440MW) and Xiaoshan Power Plant (260MW), and Zhejiang Changxing Power Limited Liability Company (600MW) (65% owned by the Company) shall implement the above accordingly.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
8th January 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on Important Matters

Pursuant to the provisions of Rule 7.4.4 of the Share Listing Rules of Shanghai Stock Exchange, we hereby announce an important matter of Zhejiang Southeast Electric Power Company Limited ("the Company") as follows:

It is understood that China Southern Securities Company Limited ("CSSC") went into administrative receivership of the relevant departments of the State.

The Company has invested RMB220,000,000 in an equity participation of 200,000,000 shares in CSSC, representing 5.78% of the shareholding of CSSC. The book investment value of the Company in CSSC for 2002 amounted to RMB220,000,000.

Except equity investment, the Company does not have any other business dealings with CSSC.

After the administrative receivership of CSSC, it is now unable to assess the extent of its potential impact on the Company for 2003. We shall continue to pay close attention to the situation regarding CSSC and shall make further announcements depending on the progress of the situation.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
6 January 2004

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Sixth Meeting of the Third Board of Directors (by way of communication)

Zhejiang Southeast Electric Power Company Limited ("the Company") and all the members of the board of directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

The Sixth Meeting of the Third Board of Directors (by way of communication) of the Company was convened on 19th December 2003 by way of communication. Fifteen directors should be present and fifteen directors were actually present at the meeting. The supervisors of the Company attended the meeting as non-voting members. The meeting complies with the stipulations of the Company Law and the Articles of Association. The following resolutions were passed unanimously at the meeting after examination and voting by the directors of the Company:

With the connected directors (Sun Yongsen, Xie Guoxing, Hu Genfa and Cao Lu) abstaining from voting, the eleven non-connected directors (including five independent directors) unanimously approved the Proposal on Investing in Zheneng Lanxi Electric Power Limited Liability Company (the "Proposal") and the following resolutions were adopted:

1. Agreeing that the Company shall invest in 25% of the equity of Zheneng Lanxi Electric Power Limited Liability Company and contribute capital on the basis of 25% of the registered capital of Zheneng Lanxi Electric Power Limited Liability Company.

2. Agreeing to inject capital in different phases according to the progress of the works pursuant to the resolutions of the board of directors and shareholders' meetings of Zheneng Lanxi Electric Power Limited Liability Company. According to the requirements of the initial registered capital of Zheneng Lanxi Electric Power Limited Liability Company, the corresponding initial capital contribution of the Company shall be RMB33,000,000.

3. Agreeing to submit the Proposal to the shareholders' meeting of the Company for examination. The Chairman of the Company shall be authorised to confirm the specific issues on convening the shareholders' meeting.

Please refer to the announcement on the external investment and the connected transaction of the Company for details of the situation relating to the investment in Zheneng Lanxi Electric Power Limited Liability Company.

Board of Directors
Zhejiang Southeast Electric Power Company Limited

23rd December 2003

Zhejiang Southeast Electric Power Company Limited
Announcement on the External Investment and the Connected Transaction

Zhejiang Southeast Electric Power Company Limited ("the Company") and all the members of the board of directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

Important Reminder:

1. Particulars of the external investment and the connected transaction: The Company proposes to jointly establish Zheneng Lanxi Electric Power Limited Liability Company with Zhejiang Provincial Energy Group Limited ("Energy Group") and Lanxi Municipal Electric Power Development and Investment Company Limited by way of capital contribution. The Company proposes to invest in 25% of its equity.

2. Connected persons abstaining from voting: As Zhejiang Provincial Electric Power Development Company, the largest shareholder of the Company, is a wholly-owned subsidiary of Energy Group, the joint investment of Energy Group and the Company constitutes a connected transaction, and the connected directors abstained from voting when the connected transaction was being examined by the board of directors.

3. Impact on the listed company: Such investment is instrumental in increasing the installed capacity of the Company and optimising the structure of power assets, which is beneficial to the continued and long-term development of the Company.

I. Summary of the external investment and connected transaction

In order to promote the continued and long-term development of the Company, the Company proposes to establish Zheneng Lanxi Electric Power Limited Liability Company with Energy Group and Lanxi Municipal Electric Power Development and Investment Company Limited by way of cash in order to invest in the construction and operation of Zheneng Lanxi Power Plant. Upon approval by voting at the sixth meeting of the third board of directors' meeting of the Company (by way of communication), the Company proposes to invest in 25% of the equity of Zheneng Lanxi Electric Power Limited Liability Company. Except the Company, Energy Group and Lanxi Municipal Electric Power Development and Investment Company Limited shall invest in 67% and 8% of the equity respectively.

As Zhejiang Provincial Electric Power Development Company, the largest shareholder of the Company, is a wholly-owned subsidiary of Energy Group, according to the stipulations of the Stock Listing Rules of the Shanghai Stock Exchange, the joint investment in the establishment of Zheneng Lanxi Electric Power Limited Liability Company by Energy Group

and the Company constitutes a connected transaction for the Company. The connected directors have abstained from voting when the connected transaction was being examined by the board of directors of the Company. The independent directors of the Company have expressed their independent opinions and unanimously agreed to this connected transaction.

The transaction has yet to be approved at the shareholders' meeting and the connected parties having interest relationships with the connected transaction will waive their voting rights on such proposal at the shareholders' meeting. Matters relating to the convening of the shareholders' meeting will be notified separately.

II. Introduction to the investing party

1. Introduction to the connected investing party

The connected investing party involved in this connected transaction is Energy Group. Zhejiang Provincial Electric Power Development Company, the largest shareholder of the Company, is a wholly-owned subsidiary of Energy Group, and Energy Group is an indirect controlling shareholder of the Company.

Energy Group is a provincial-level energy-sector State-owned assets operating organ which was incorporated on 21st March 2001 and established on the basis of the assets of Zhejiang Provincial Electric Power Development Company and Zhejiang Provincial Coal Group Company according to the Notice of Zhejiang Provincial People's Government relating to the Establishment of Zhejiang Provincial Energy Group Limited issued by Zhejiang Provincial People's Government (Zhe Zheng Fa [2001] No.6). Its registered capital is RMB3.5 billion and its business scope is operating the State-owned assets and State-owned equity of the group companies and their subordinate enterprises authorised by the State; investment in and development of enterprises; technical advisory services. The legal representative is Sun Yongsen.

As at the end of 2002, the total assets of Energy Group amounted to RMB32.8 billion and net assets (excluding minority shareholders' interests) amounted to RMB15.4 billion; in 2002 revenues from its major operating businesses amounted to RMB10.8 billion, profit totalled RMB2.1 billion and net profit amounted to RMB800,000,000.

2. Introduction to other investing parties

Lanxi Municipal Electric Power Development and Investment Company Limited is a State wholly-owned limited liability company. Its business scope is investment in power projects and its legal representative is Zheng Yuliang.

Zheneng Lanxi Power Plant is situated in Lanxi, Jinhua, Zhejiang and it is proposed to construct 4 x 600MW coal-fired generating units. Pursuant to the Report on the Design Phase of the Feasibility Study on the Works of Zhejiang Zheneng Lanxi Power Plant prepared by Zhejiang Provincial Electric Power Design Institute, the estimated total static investment of the works is RMB9.996 billion and the total dynamic investment is RMB11.025 billion (the above investments include desulphurisation). The scheduled progress of the works is: preparatory period of construction - 12 months; the period from the commencement of works at the main plant to the commencement of operation of No.1 generating unit – 37 months; intervals between the commencement of operation of generating units – 7 months, and it strives to achieve the target of commencement of operation of No.1 generating unit by October 2007.

In order to construct and operate Zheneng Lanxi Power Plant upon completion, the investing parties propose to establish Zheneng Lanxi Electric Power Limited Liability Company by way of cash injection. Its registered capital accounts for 20% of the total dynamic investment of the project which amounts to approximately RMB2.2 billion. The investing parties are required to inject capital by way of cash according to their respective investment proportions. Construction funds other than capital shall be resolved by way of bank loans.

IV. Main contents of the investment of the Company

Upon approval by voting at the sixth meeting of the third board of directors of the Company (by way of communication), the Company proposes to invest in 25% of the equity of Zheneng Lanxi Electric Power Limited Liability Company.

Calculating on the basis of the registered capital of Zheneng Lanxi Electric Power Limited Liability Company and the proportion of the equity invested by the Company, the capital proposed to be injected by the Company shall be approximately RMB550,000,000. The final registered capital of Zheneng Lanxi Electric Power Limited Liability Company and the corresponding capital contribution amount of the Company shall be subject to the approval of the relevant authorities.

As the registered capital of Zheneng Lanxi Electric Power Limited Liability Company shall be contributed in different phases, of which the initial registered capital shall be RMB132,000,000 and the corresponding initial capital contribution of the Company shall be RMB33,000,000. Thereafter, the company shall inject capital in different phases according to the progress of the project pursuant to the resolutions of the board of directors and shareholders' meetings of Zheneng Lanxi Electric Power Limited Liability Company.

V. Favourable factors of investing in Zheneng Lanxi Electric Power Limited Liability Company

The Company's investment in Zheneng Lanxi Electric Power Limited Liability Company is

1. The main business of the Company is power generation and the expansion of the installed capacity is the major means for the Company to increase income. Currently, the economy of Zhejiang Province is growing rapidly and power supply is in great demand. The Company will seize the favourable opportunity and actively participate in the construction of new power projects in order to lay a foundation and provide momentum for future development.

2. The single unit capacity of Zheneng Lanxi Power Plant is 600MW supercritical generating units with high thermal efficiency and low unit coal consumption and sound competitiveness in the power market. As regards the existing generating units of the Company, single unit capacities are mainly 300MW and 125MW. The investment in Zheneng Lanxi Power Plant may optimise the structure of the power generating assets of the Company and further enhance the market competitiveness of the generating units of the Company.

3. Zheneng Lanxi Power Plant is situated in the central and western regions of Zhejiang, which are dominated by hydroelectricity and lack the support of large and medium-sized thermal power plants and that the local power supply capacity is relatively small and the operational stability is relatively inadequate. The construction of Zheneng Lanxi Power Plant is instrumental in improving the structure of local power sources and enhancing the operation quality of power grids and voltages thus leading to a more optimistic market prospect.

VI. Opinion of independent directors

The independent directors of the Company are of the view that the investment in Zheneng Lanxi Electric Power Limited Liability Company can expand the installed capacity of the Company and increase income thus providing momentum for the development of the Company, and, moreover, optimise the structure of the power generating assets of the Company and enhance the market competitiveness of the generating units of the Company as a result of its single unit capacity being 600MW supercritical generating units with high thermal efficiency and low unit coal consumption.

The independent directors are also of the view that the capital contribution by the Company and Zhejiang Provincial Energy Group Limited by way of cash in the investment of Zheneng Lanxi Electric Power Limited Liability Company is in the long-term interests of the Company and the shareholders as a whole. The connected transaction adheres to the principle of openness, fairness and justness and there are no circumstances which may damage the interests of the medium and minority shareholders. When examining this connected transaction, the connected directors have abstained from voting. The voting procedures comply with the stipulations of the relevant laws and regulations of the State and the articles of association.

VII. List of documents for inspection

1. board resolutions duly signed by the directors;

2. independent directors' opinion signed and confirmed by independent directors;

3. report on the design phase of the feasibility study on the works of Zhejiang Zheneng Lanxi Power Plant.

Board of Directors
Zhejiang Southeast Electric Power Company Limited

23rd December 2003

Announcement of Zhejiang Southeast Electric Power Company Limited in relation to Phase II of the Expansion Project of its Subsidiary – Zhejiang Changxing Electric Power Limited Liability Company

Zhejiang Southeast Electric Power Company Limited ("the Company") and all the members of the Board of Directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

Zhejiang Changxing Electric Power Limited Liability Company ("Changxing Company") is a subsidiary of the Company. Pursuant to the resolutions of the Fifth Meeting of the Second Board of Directors of Changxing Company, Changxing Company will commence the construction work for the expansion of 2 x 300MW coal-fired generation units. According to the relevant stipulations of the Stock Listing Rules of the Shanghai Stock Exchange, the relevant matters are announced as follows:

I. Particulars of Changxing Company

At present, the registered capital of Changxing Company amounts to RMB 0.61 billion yuan, the legal representative is Mr. Shou Desheng, and the business scope is the production and sale of electric power and the relevant derived production industry and supplementary industry. Currently, 2 x 300MW coal-fired generation units have been put into operation ("Changxing Phase I").

Changxing Company is a subsidiary of the Company and the Company has a 65% shareholding in Changxing Company.

II. Particulars of the Changxing Company Phase II project

The Changxing Company Phase II Project ("Changxing Phase II") is a project under which Changxing Company continues to expand 2 x 300MW coal-fired generation units on the basis of the existing Changxing Phase I. As an urgent power construction project during the Tenth Five Year Plan period of Zhejiang Province, construction work of Changxing Phase II is scheduled to commence within the year so that the first generation unit will commence operation by the end of 2005 and the second generation unit will commence operation by the end of June 2006.

At present, the preparatory work of the preliminary stage of Changxing Phase II is progressing rapidly. On 16th September 2003, Zhejiang Provincial Development and Planning Commission submitted the proposal on the project to the State Development and Reform Commission by Document Zhe Ji Ji Chu [2003] No. 730. On 30th September 2003, the feasibility study report on the project passed the pre-examination.

According to the Feasibility Study Report on Changxing Phase II, the estimated dynamic total

investment of Changxing Phase II is RMB 2.585 billion yuan, including project capital of approximately 520 million accounting for 20% of the total investment. The required fund other than the capital will be provided by way of bank loans. Pursuant to the resolutions of the Fifth Meeting of the Second Board of Directors of Changxing Company, the capital of Changxing Phase II will be injected by way of capital increase by the shareholders in proportion to their respective shareholdings upon the approval of the project.

III. Reasons and advantages of the expansion project of Changxing Phase II

1. Currently, the contradiction of the shortage in electric power supply in Zhejiang offers a relatively good prospect for the investment and construction of power resources projects. Changxing Phase I has realized an accumulated net profit of RMB 129.54 million yuan during the first three quarters of this year with relatively good economic benefits. On such basis, the expansion project of the Phase II project will enlarge its installed capacity and increase the electricity generation revenues.

2. Changxing is the electric power load centre of Zhejiang Province, and the Phase II expansion project may satisfy the requirements of local economic development and alleviate the intense situation of local electricity consumption.

3. The construction of Changxing Phase II may utilize the reserved site and related facilities of Changxing Phase I, which is beneficial in shortening the construction cycle and economize the investment.

Board of Directors
Zhejiang Southeast Electric Power Company Limited

25th November 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions of the Fifth Meeting of the Third Board of Directors (by way of written resolutions)

Zhejiang Southeast Electric Power Company Limited ("the Company") and all the members of the Board of Directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

The Fifth Meeting of the Third Board of Directors (by way of written resolutions) of the Company was convened on 21st November 2003. Fifteen directors should be present and fifteen directors were actually present at the meeting. The supervisors of the Company attended the meeting as non-voting members. The meeting complies with the stipulations of the Company Law and the Articles of Association. The following resolutions were passed unanimously at the meeting after examination and voting by the directors of the Company:

I. Agreed that Zhejiang Changxing Electric Power Limited Liability Company shall commence construction work for Phase II of the expansion project.

II. Agreed that Zhejiang Changxing Electric Power Limited Liability Company shall pay the costs according to the requirements of the preparatory works in order to ensure the smooth progress of the preparatory works including "four communications and one levelling" of the Phase II project of Zhejiang Changxing Electric Power Limited Liability Company.

III. As the capital required for Phase II of the expansion project of Zhejiang Changxing Electric Power Limited Liability Company will be injected by way of capital increase by the shareholders in proportion to their respective shareholdings, the Board of Directors of the Company will further discuss the capital increase issue upon the approval of the project.

Please refer to the announcement of the Company in relation to Phase II of the Expansion Project of its Subsidiary - Zhejiang Changxing Electric Power Limited Liability Company for details of the Phase II project of Zhejiang Changxing Electric Power Limited Liability Company.

Board of Directors
Zhejiang Southeast Electric Power Company Limited

25th November 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Resolutions

of

The 4th Meeting of the 3rd Board of Directors

(By means of telecommunication)

The 4th meeting of the 3rd Board of Directors (the "Meeting") of Zhejiang Southeast Electric Power Company Limited (the "Company") was held by means of telecommunication on 29 October 2003. As required, 15 directors attended the Meeting and the supervisors of the Company were present as observers. The Meeting was conducted in accordance with the *PRC Company Law* and the Articles of Association of the Company. After review and voting by the Board of Directors, the following resolutions were unanimously adopted in the Meeting:

(1) The 3rd Quarterly Report of 2003 of the Company was approved; and

(2) The Stipulations Regarding Management of Relationship between Investors of the Company was approved.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

30 October 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on

Third Quarterly Results of 2003

I. Particulars of the Company

Share Name Abbreviation	ZSEPC B Share
Share Code	900949
Company Address	Floor 22-23, Biao Li Tower, 528 Yan'an Road, Hangzhou
Telephone No.	86-571-85774566
Fax No.	86-571-85774321

II. Main Accounting Data and Financial Indicators

Table 1 Unit: RMB yuan

	30 September 2003	31 December 2002	Increase/Decrease Compared wit at End of Previous Year (%)
Total Assets	8,964,570,382.97	8,602,419,267.42	
Shareholders' Equity (excluding minority shareholders' equity)	6,055,533,184.88	5,386,781,727.00	
Net Assets per Share	3.01	2.68	
Adjusted Net Assets per Share	3.00	2.67	

Table 2 Unit: RMB yuan

	July-September 2003	January - September 2003	Increase/Decrease Compared w That at Same Period of Previou Year (%)
Net Cash Flow from Operating Activities	-	1,483,786,722.30	
Earnings per Share	0.157	0.333	1(
Yield on Net Assets (%)	5.20	11.04	(
Yield on Net Assets after Deducting Non-recurring Gains & Losses (%) (according to weighted average method)	5.48	11.56	(

Non-recurring Gains & Losses (Losses Denoted by "-")	Amount (January – September 20
(1) Net Losses on Disposal of Fixed Assets	-18,187,2(
(2) Donations	-1,187,5(
(3) Penalties	-67,9(
(4) Miscellaneous	265,4:
Total	-19,177,31

III. Brief Analysis of Operations of the Company

In the 3rd quarter of 2003, the principal operating income and net profit realized by the Company increased to RMB 1,526 million yuan and RMB 314 million yuan respectively representing an increase of 77.98% and 102.95% respectively as compared with those in the same period of the previous year. The electricity sales completed in this period went up to 4.465 billion kwh, representing an increase of 75.30% (1.918 billion kwh) compared with that in the same period of the previous year.

The increase in the amount of electricity sales is primarily due to the improved operating results of the Company in the 3rd quarter of 2003 in comparison with the same period of the previous year. The increase in electricity sales was caused by (a) the addition of 1.186 billion kwh generated by the two newly-commissioned 300 MW generating units of Zhejiang Changxing Power Generating Company Limited which is a subsidiary of the Company; and (b) the increase in sales brought about by the Company who made full use of its generating capacity within the safety limits to combat the unprecedented power shortage in Zhejiang caused by the sustained rapid economic development and the lasting heat wave in the 3rd quarter of 2003 in Zhejiang.

In addition, all the electricity sales of the Company in the 3rd quarter of 2003 were settled at the contractual price as the Zhejiang power market was suspended in the 3rd quarter of 2003 due to the severe power shortage, whereas 20% of the electricity sales over the same period in the previous year was settled at the market price. This to a certain extent increased the settlement price of the electricity sales and consequently further increased the principal operating income of the Company.

For the period from January to September 2003, the Company's electricity sales has completed an aggregate of 10.471 billion kwh representing an increase of 47.19% as compared with the same period of the previous year. Its principal operating income and net profit were RMB 3,532 million yuan and RMB 668 million yuan respectively representing an increase of 44.10% and 47.95% respectively as compared with those in the same period of the previous year.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

30 October 2003

Zhejiang Southeast Electric Power Company Limited

Interim Report 2003

The Company announces that a copy of the above document has been submitted to the UK Listing Authority shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at the Financial Services Authority, 25 the North Colonade Canary Wharf, London E14 5HS and has been made available for collection free of charge at the office of Herbert Smith, London at Exchange House, Primose Street, London EC2A 2HS for a period of two weeks from 27 October 2003.

Board of Directors
Zhejiang Southeast Electric Power Company Limited
24th October 2003

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

ANNOUNCEMENT ON RESOLUTIONS OF THE SECOND EXTRAORDINARY GENERAL MEETING FOR 2003

> The Company and all the members of the Board of Directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

I. Convening and quorum of the Meeting

The second extraordinary general meeting (the "Meeting") of Zhejiang Southeast Electric Power Company Limited (the "Company") for 2003 was held on 16th October 2003 at Zhejiang Hotel in Hangzhou. Twenty-five shareholders or their authorized proxies (the "Shareholders") were present at the Meeting (of which: 5 shareholders of domestic shares; 20 shareholders of B shares) holding - 1,361,088,090 shares of the Company which accounted for 67.72% of the total number of shares of the Company (of which: 1,320,000,000 shares held by shareholders of domestic shares which accounted for 100.00% of the domestic shares of the Company; 41,088,090 shares held by shareholders of B shares which accounted for 5.95% of the total number of B shares of the Company), thus complying with the stipulations of the Company Law and the Articles of Association. Mr. Sun Yongsen, Chairman of the Company, presided over the Meeting.

II. Discussion of proposals

The Proposal on the Entire Investment in Xiaoshan Power Plant Natural Gas Power Generation Project was reviewed and discussed by the Shareholders present at the Meeting. The proposal was passed by voting on a named basis.

Consenting votes amounted to 1,361,088,090 shares, representing 100.00% of the number of shares with effective voting rights (of which: 1,320,000,000 shares are domestic shares accounting for 100.00% of the number of shares with effective voting rights of shareholders of domestic shares; 41,088,090 shares are B shares accounting for 100.00% of the number of shares with effective voting rights of shareholders of B shares).

According to the voting result, it was agreed to entirely invest in Xiaoshan Power Plant Natural Gas Power Generation Project with self-owned funds of the Company.

III. Witnessing by lawyers

Beijing Zhong Xin Law Firm has issued a legal opinion on the Meeting. Beijing Zhong Xin Law Firm is of the opinion that the convening and convening procedures of the Meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents. The

qualifications of the personnel attending the Meeting are lawful and valid. The voting procedures of the Meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents. The resolutions passed at the Meeting are lawful and valid.

IV. Documents for inspection

1. Resolutions of Shareholders' General Meeting.

2. Legal Opinion issued by lawyers.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

17th October 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Unusual Fluctuation of Share Trading

In view of the fact that the daily trading volume of the Company's shares on the Shanghai Stock Exchange increased by 50% each day in the last five consecutive trading days on 29th September, 30th September, 8th October, 9th October and 10th October 2003, the Company makes the following statements in accordance with the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange: -

Up to the date hereof, the Company has no disclosable matter which has not been disclosed. Shanghai Securities News, China Securities Journal, South China Morning Post of Hong Kong and Wei Hui Bao of Hong Kong are the authorized newspapers for the Company's information release. If there is any disclosable information arising, the Company will disclose such information on these newspapers as soon as possible in accordance with applicable laws and regulations.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

11th October 2003

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

ANNOUNCEMENT ON RESOLUTIONS OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR 2003

Zhejiang Southeast Electric Power Company Limited (the "Company") and all the members of the Board of Directors warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

I. Convening and quorum of the Meeting

The first extraordinary general meeting (the "Meeting") of the Company for 2003 was held on 1st August 2003 at Dahua Hotel in Hangzhou. Thirty-one shareholders or their authorized proxies (the "Shareholders") were present at the Meeting (of which: 5 domestic shareholders and 26 shareholders of B shares) representing 1,344,169,292 shares of the Company which accounted for 66.87% of the total number of shares of the Company (of which: 1,320,000,000 domestic shares held by domestic shareholders which accounted for 100% of the domestic shares of the Company; 24,169,292 shares held by shareholders of B shares which accounted for 3.50% of the total number of B shares of the Company), which complies with the stipulations of the Company Law and the Articles of Association. Mr. Sun Yongsen, the Chairman of the Company, presided over the Meeting.

II. Discussion of proposals

The Proposal on Participation in the Tankeng Hydroelectric Power Plant was reviewed and discussed by the Shareholders present at the Meeting. The proposal was passed by voting on a named basis and the connected shareholder Zhejiang Provincial Electric Power Development Company avoided voting at the Meeting.

Consenting votes accounted for 544,206,092 shares, representing 100.00% of the number of shares with effective voting rights at the Meeting (of which: 520,036,800 shares are domestic shares accounting for 100.00% of the number of shares with effective voting rights of shareholders of domestic shares; 24,169,292 shares are B shares accounting for 100.00% of the number of shares with effective voting rights of shareholders of B shares).

III. Witnessing by lawyers

Beijing Zhong Xin Law Firm has issued a legal opinion on the Meeting. Zhong Xin Law Firm is of the opinion that the convening and procedures of the Meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents. The qualifications of the personnel attending the Meeting are

lawful and valid. The voting procedures of the Meeting comply with the stipulations of the Company Law, the Articles of Association and other regulatory documents. The resolutions passed at the Meeting are lawful and valid.

IV. Documents for inspection

1. Resolutions of Shareholders' General Meeting.

2. Legal Opinion issued by lawyers.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

2nd August 2003

Zhejiang Southeast Electric Power Company Limited

Announcement on Distribution of Dividends for 2002

Zhejiang Southeast Electric Power Company Limited (the "Company") and all the members of the Board of Directors of the Company warrant the authenticity, accuracy and completeness of the contents of this announcement and shall be jointly liable for any false representations, misleading statements or material omissions contained herein.

Important matters:

Proposal for distribution: cash dividend per share is RMB 0.248 yuan (tax inclusive). Dividends of B shares will be distributed after converting into US dollars, i.e. US$ 0.029961 per B share.

Last trading date of B shares: 15th July 2003

Ex-dividend date of B shares: 16th July 2003

Date for registering share ownership of B shares: 18th July 2003

Dividend distribution date of B shares: 25th July 2003

The proposal for distribution of profits of the Company for 2002 was examined and approved at the Shareholders' General Meeting for 2002 convened on 30th June 2003. Details of the distribution of dividends are as follows:

1. Profit distribution proposal

The proposal for distribution of profits of the Company for 2002 is as follows: taking the aggregate share capital of 2,010,000,000 shares of the Company at the end of 2002 as the base number, a cash dividend of RMB 0.248 yuan (tax inclusive) per share will be paid to all the shareholders, totalling RMB 498,480,000.00 yuan.

Dividends of B shares will be distributed after converting into US dollars at the exchange rate of US$ 1 to RMB 8.2774 yuan which is the mean of the US dollars to Renminbi exchange rate quoted by the People's Bank of China on 1st July 2003. The actual cash dividend per share will be US$ 0.029961.

2. Specific dates for implementation of dividend distribution

Last trading date of B shares: 15th July 2003; ex-dividend date of B shares: 16th July 2003; date for registering share ownership of B shares: 18th July 2003; dividend distribution date of B shares: 25th July 2003.

3. Targets of dividend distribution

(1) All the shareholders of B shares of the Company whose names are on the register of China Securities Clearing and Registration Company Limited Shanghai Office after the close of trading of the Shanghai Stock Exchange on 18th July 2003.

(2) All the domestic shareholders of the Company.

4. Dividend distribution method

(1) China Securities Clearing and Registration Company Limited Shanghai Office will be entrusted to distribute the cash dividends of shareholders of B shares through its fund settlement system to the shareholders of B shares whose names are on the register as at 18th July 2003.

(2) Cash dividends for the shareholders of domestic shares will be allocated directly by the Company to their designated accounts.

5. Consultation:

Consultation office: Office of the Secretary to the Board of Directors

Telephone number: 86-571-85774566

6. Documents available for inspection

Resolutions on the profit distribution proposal examined and approved at the Shareholders' General Meeting of the Company.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

10th July 2003

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

ANNOUNCEMENT ON RESOLUTIONS OF THE FIRST MEETING OF THE THIRD BOARD OF DIRECTORS

The first meeting of the third board of directors of Zhejiang Southeast Electric Power Company ("the Company") was convened at Dahua Hotel of Hangzhou on 30th June 2003. 15 directors should be and 14 were present at the Meeting, director Mr. Huan Guochang didn't attend the meeting because he was out on business. Supervisors of the Company attended the Meeting. The Meeting was presided over by Mr. Sun Yongsen. The Meeting complies with the stipulations of the Company Law and the Articles of Association and relevant laws and regulations. The following resolutions were adopted at the Meeting:

1. Discussed and approved Proposal on Election of Chairman of the Company, Mr. Song Yongsen was elected as chairman of the Company.

2. Discussed and approved Proposal on Election of Vice Chairman of the Company, Mr. Wang Xiaosong was elected as vice chairman of the Company.

3. Discussed and approved Proposal on Members of Special Committees of the Third Board of Directors, members of Special Committees of the Company are as follows:

The Strategy Committee: Sun Yongsen (director), Wang Xiaosong, Qian Zhongwei, Xie Guoxing, Wu Xianquan, Shou Desheng

The Auditing Committee: Huang Dongliang (director), Mao Fugeng, Hu Genfa, Xing Junjie, Huan Guochang

The Salary and Examination Committee: Qian Zhongwei, Huang Dongliang, Wu Xianquan, Mao Fugen, Liu Ranxing, Cao Lu, Li Hua, Li Jianguo.

4. Discussed and approved Proposal on Appointment of General Manager of the Company, it is agreed to appoint Mr. Shou Desheng as general manager of the Company.

5. Discussed and approved Proposal on Appointment of Deputy General Manager and Chief Accountant of the Company, it is agreed to appoint Mr. Wu Yaozhong, Mr. Chen Juemin and Mrs. Xia Hanjing as deputy general managers of the Company; it is agreed to appoint Mr. Hu Senjian as chief accountant of the Company.

6. Discussed and approved Proposal on Secretary to the Board of Directors of the Company, it is agreed to appoint Mrs. Xia Hanjing as Secretary to the Board of Directors of the Company.

7. Discussed and approved Proposal on Participation in Investment of Tankeng

Hydroelectric Power Plant Project, it is agreed to invest 25% shares of Tankeng Hydroelectric Power Plant Project by the own fund of the Company, please refer to Announcement of Foreign Investment i.e. Connected Transaction for details.

8. Discussed and approved Proposal to Convene the First Extraordinary Shareholders' General Meeting for 2003. Please refer to the Notice to Convene the Extraordinary Shareholders' General Meeting for 2003 for details.

Appendix: Curriculum vitae of senior management personnel who are not directors or supervisors

Wu Yaozhong, male, born on 1948, is a university graduate, senior engineer. He was the assistant to the director, deputy director and director of Zhejiang Meixi Power Plant, the assistant director of the preparatory office, the director of Zhejiang Jiaxing Power Plant and the General Manager of Jiaxing Power Plant Limited Company, he currently holds the positions of the deputy general manager and secretary of party committee of Zhejiang Southeast Electric Power Company Limited.

Chen Juemin, male, born on 1952, is a college graduate, senior economist, he was controller, vice head of department and vice chief economist of Zhejiang Provincial Electric Power Dispatching Center, he currently holds the position of deputy general manager of Zhejiang Southeast Electric Power Company Limited.

Xia Jinghan, female, born in 1969, is a postgraduate of economics, economist. She has been personnel of Planning Comprehensive Office, deputy director personnel of Zhejiang Provincial Planning & Economy Committee, director personnel and deputy director (in charge of work).

Hu Senjian, male, born in 1955, is a college graduate, accountant. He has been accountant of Zhejiang Provincial Electric Power Dispatching Center, director and chief accountant of Production and Acounting Dpartment of Finance Branch of Zhejiang Provincial Electric Power Bureau; he currently holds the position of chief accountant of Zhejiang Southeast Electric Power Company Limited.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

2nd July 2003

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

ANNOUNCEMENT ON RESOLUTIONS OF THE FIRST MEETING OF THE THIRD SUPERVISORY COMMITTEE

The first meeting of the third supervisory committee of Zhejiang Southeast Electric Power Company Limited ("the Company") was convened at Dahua Hotel of Hangzhou on 30th June 2003. 7 supervisors should be and 6 were present at the Meeting. Supervisor Mr. Sun Chaoyang didn't attend the meeting because he was out on business, he entrusted supervisor Mr. Yang Jianxiong to attend the meeting and vote on his behalf. The Meeting was presided over by Mr. Huang Lixin. The Meeting complies with the stipulations of the Company Law and the Articles of Association and relevant laws and regulations. The following resolution was adopted at the Meeting:

Discussed and approved Proposal on Election of Convening Person of Supervisory Committee of the Company, Mr. Huang Lixin was elected as convening person of Supervisory Committee of the Company.

Supervisory Committee

Zhejiang Southeast Electric Power Company Limited

2nd July 2003

ZHEJIANG SOUTHEAST ELECTRIC POWER COMPANY LIMITED

ANNOUNCEMENT ON RESOLUTIONS OF THE 2002 SHAREHOLDERS' GENERAL MEETING

The Company and all the members of the Board of Directors of the Company assure the authenticity, accuracy and completeness of this announcement and jointly and severally accept full responsibility for any false representations, misleading statements or material omissions contained herein.

Important matters:

1. There is no veto or amendment of proposals in the Meeting;

2. There are no newly submitted proposals for review and approval in the Meeting.

I. The convening and the quorum of the Meeting

The shareholders' general meeting ("the Meeting") of Zhejiang Southeast Electric Power Company Limited ("the Company") for 2002 was held on 30th June 2003 at the Dahua Hotel in Hangzhou. 23 Shareholders or their authorized proxies ("the Shareholders") were present at the Meeting (including 5 domestic shareholders and 18 shareholders of B shares) representing 1,328,941,887 shares of the Company which accounted for 66.12% of the total shares of the Company (including 1,320,000,000 domestic shares held by domestic shareholders which accounted for 100% of the aggregate issued domestic shares of the Company, and 8,941,887 shares held by shareholders of B shares which accounted for 1.30% of the total number of the B shares of the Company, the Meeting complies with the stipulations of *Company Law* and *Articles of Association*. Mr. Hu Jiangchao, chairman of the Company presided over the Meeting.

II. Resolutions of Proposals

The following resolutions were passed by disclose voting at the Meeting after review and discussion on the disposals by the shareholders present at the Meeting:

1. Discussed and approved the report of the Board of Directors of the Company for 2002

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

2. Discussed and approved the report of the Supervisory Committee of the Company for 2002

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

3. Discussed and approved the financial report of the Company for 2002

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

4. Discussed and approved the Proposal for Distribution of Profits of the Company

According to the financial statements for 2002 of the Company audited by domestic and international accountants, following the principle of "whichever is lower" of the amounts by the different accounting standards, taking the after tax profit of the parent company totaling RMB 545,474,480.11 yuan audited by the domestic accountant as the base of distribution, after allocating 10% to statutory surplus common reserve fund and 10% to statutory common welfare fund totaling RMB 109,094,896.02 yuan, plus the undistributed profit of the parent company at the year beginning totaling RMB 812,457,756.14 yuan, the profit distributable to shareholders of the Company for 2002 equals to RMB1,248,837,340.23 yuan. Taking the 2.01 billion shares at the end of the year of 2002 as the base number, the distributable cash dividend per 10 shares will be RMB 2.48 yuan (inclusive of tax), totaling RMB 498,480,000.00 yuan.

The specific matters for distribution of profits will be announced later.

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62 of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of

for 0.38% of the effective voting rights of B shareholders).

5. Discussed and approved the proposed budget of the Company for 2003

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

6. Discussed and approved the Proposal of Re-appointment of Accountants

It is agreed to reappoint Zhejiang Pan-China Public Accountants and PricewaterhouseCoopers China Limited as the financial audit authorities of the Company for 2003.

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

7. Discussed and approved the Proposal on Amendments of Articles of Association of the Company

It is agreed to

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

8. Discussed and approved the Proposal on Term-Changing Election of the Board of Directors of the Company

Mr. Sun Yongsen, Mr. Wang Xiaosong, Mr. Shou Desheng, Mr. Xie Guoxing, Mr.

Guochang and Mr. Mao Fugen were elected as directors of the Board of Directors of the Company by accumulative votes at the Meeting, of which Mr. Wu Xianquan, Mr. Qian Zhongwei, Mr. Huan Guochang, Mr. Huang Dongliang and Mr. Mao Fugen are independent directors.

(1) Mr. Sun Yongsen was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders)

(2) Mr. Wang Xiaosong was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(3) Mr. Shou Desheng was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(4) Mr. Xie Guoxing was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(5) Mr. Hu Genfa was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(6) Mr. Cao Lu was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective

voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(7) Mr. Liu Ranxing was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(8) Mr. Xing Junjie was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(9) Mrs. Li Hua was elected as director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(10) Mr. Li Jianguo was elected to be director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(11) Mr. Wu Xianquan was elected as independent director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(12) Mr. Qian Zhongwei was elected as independent director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective

voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(13) Mr. Huang Dongliang was elected as independent director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(14) Mr. Huan Guochang was elected to be independent director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

(15) Mr. Mao Fugen was elected to be independent director of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders.

9. Discussed and approved the Proposal on Term-Changing Election of the Supervisory Committee of the Company

Mr. Huang Lixin, Mr. Fu Muqing, Mr. Yang Jianxiong, Mr. Sun Chaoyang, Mr. Chen Xi, Mr. Wang Jiafu and Mr. Huang Guanlin were elected as supervisors of the Supervisory Committee of the Company at the Meeting.

(1) Mr. Huang Lixin was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(2) Mr. Fu Muqing was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(3) Mr. Yang Jianxiong was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(4) Mr. Sun Chaoyang was elected to be supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(5) Mr. Chen Xi was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(6) Mr. Wang Jiafu was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares

accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

(7) Mr. Huang Guanlin was elected as supervisor of the Company

Consenting votes of 1,328,908,187 shares, representing 99.997% of the effective voting rights of the shareholders (of which 1,320,000,000 shares are domestic shares accounting for 100% of the effective voting rights of the domestic shareholders; 8,908,187 shares are foreign capital shares accounting for 99.62% of the effective voting rights of B shareholders); Dissenting votes of 0 share; Abstentions of 33,700 shares, representing 0.003% of the effective voting rights of the shareholders (of which 0 share is domestic share; 33,700 shares are foreign capital shares accounting for 0.38% of the effective voting rights of B shareholders).

III. Notarization and witness of lawyer

1. Zhejiang Provincial Notary Public Office has certified the meeting.

2. Beijing Zhong Xin Law Firm has issued a legal opinion regarding the Meeting. Zhong Xin Law Firm is of the opinion that the convening and the procedure of the Meeting comply with the stipulations of the *Company Law* and the *Articles of Association* and other regulatory documents; The qualifications of the officers attending the Meeting are legal and valid; The voting procedures of the Meeting comply with the stipulations of the Company Law and the Articles of Association and other regulatory documents; The resolutions passed at the Meeting are legal and valid.

IV. Documents for inspection

1. Resolutions of Shareholders' General Meeting.

2. Notary Letter and Legal Opinion issued by the lawyer.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

2nd July 2003

Zhejiang Southeast Electric Power Company Limited

Announcement of Foreign Investment (Connected Transaction)

The Company and all the members of the Board of Directors assure the authenticity, accuracy and integrity of this announcement and they jointly and severally accept full responsibility for the false representations, misleading statements or material omissions in this announcement.

Important matters:

1. Content of the foreign investment i.e. connected transaction: Zhejiang Southeast Electric Power Company Limited ("the Company") is planning to invest with its own fund, together with Zhejiang Provincial Energy Group Limited Company ("the Energy Group") and Lishui Municipal State-Owned Asset Operation Limited Company to construct mutually the project of Zhejiang Tankeng Hydroelectric Power Plant. The Company intends to hold 25% shares of Tankeng project.

2. Avoidance of connected parties: In view that the largest shareholder of the Company – Zhejiang Provincial Electric Power Development Company is a wholly-owned subsidiary of the Energy Group, so the fact that the Energy Group and the Company mutually invest in the construction of Tankeng Hydroelectric Power Plant forms part of connected transactions, directors from connected parties should avoid voting on this connected transaction during review and discussion of

the Board of Directors.

3. Affect of this transaction on the listed company: this transaction will benefit the Company from increase of installed capacity, optimizing the structure of the electric power assets and promoting the long-term durable development of the Company.

I. Foreign investment i.e. connected transaction

In order to promote the long-term development of the Company, the Company is planning to invest with its own fund, together with Zhejiang Provincial Energy Group Limited Company ("the Energy Group") and Lishui Municipal State-Owned Asset Operation Limited Company to construct mutually the project of Zhejiang Tankeng Hydroelectric Power Plant. Under the approval of the first meeting of the 3rd Board of Directors of the Company, the Company is planning to participate in the investment of Tankeng Hydroelectric Power Plant by holding 25% shares of the project. Besides the Company, the Energy Group and Lishui Municipal State-Owned Asset Operation Limited Company are planning to invest the power plant by holding 65% and 10% of shares of the project respectively.

In view that the largest shareholder of the Company – Zhejiang Provincial Electric Power Development Company is a wholly-owned subsidiary of the Energy Group, in accordance with the stipulations of Stock Listing Rules of Shanghai Stock Exchange, the fact that the Energy

Group and the Company mutually invest in the construction of Tankeng Hydroelectric Power Plant forms part of connected transactions, directors from connected parties have avoided voting on this connected transaction during the review and discussion at the meeting. The independent directors of the Company mutually agree this connected transaction and issued independent opinions.

This transaction still needs to be approved by Shareholders' General Meeting, and the connected parties in relation to this connected transaction will give up their voting rights on this proposal during the Shareholders' General Meeting. Matters of the convening of the Extraordinary Shareholders' General Meeting will be announced separately.

II. Introduction of investment parties

A. Connected investment parties

1. The Energy Group

The Energy Group is a provincial energy state-owned asset operation organization with a registered capital of 3.5 billion RMB established on 21st March 2001 based on the assets of Zhejiang Provincial Electric Power Development Company and Zhejiang Provincial Coal Group Corporation in accordance with document Zhe Zheng Fa [2001] No.6 Notice of Establishing Zhejiang Provincial Energy Group Limited Company issued by Zhejiang Provincial People's

Government. The operation scope is within the operation of state-owned asset and state-owned equity of group corporations and their subsidiary enterprises authorized by the state, investment and development of industry and commerce, technology consultation service. The legal representative is Mr. Shun Yongsen.

By the end of 2002, the total asset of the Energy Group amounted to RMB 32.8 billion yuan, the net asset (minority shareholders' equity not inclusive) was RMB 15.4 billion yuan, the income from principal operating activities for 2002 reached RMB 10.8 billion yuan, the total profit was RMB 2.1 billion yuan and the net profit amounted to RMB 0.8 billion yuan.

2. The relation between the Energy Group and the Company

The largest shareholder of the Company is Zhejiang Provincial Electric Power Development Company holding 39.80% shares of the Company. Zhejiang Provincial Electric Power Development Company is a wholly owned subsidiary of the Energy Group. Therefore, the Energy Group holds indirectly 39.80% shares of the Company and is the real controller of the Company.

B. Other investment parties

Lishui Municipal State-Owned Asset Operation Limited Company is a state owned limited liability company exclusively with its own investment, its registered capital amounts to 0.1 billion yuan, and its

operation scope is within the operation of asset, capital operation and stock asset inventory authorized by the municipal government. The legal representative is Mr. He Chifeng.

III. Brief introduction of the tender of the investment

Zhejiang Tankeng Hydroelectric Power Plant is located at the middle reaches of stream on Oujiang River branch, Qingtian County, Zhejiang Province, as a very important backbone power plant in plan within the Oujiang River Valley, it is at present the only conventional hydroelectric power source remaining to be developed within Zhejiang Province who possesses adjusting performance and assuming load peak adjusting task for many years. The installed capacity of the power plant is 3×200MW, the total capacity of the reservoir is 4.19 billion cubic meters.

In accordance with the Feasibility Study of Tankeng Hydroelectric Power Plant Project, the total budgetary estimate investment amount will be RMB 4.642 billion yuan, the fund will mainly comes from the capital of the project contributed by all the investment parties and bank loan for the project. According to the relevant stipulations of the State and the requirements of the term of loan, all the investment parties will contribute by way of capital 30% of the total investment amount of the project according to their respective proportion of the contributions, the remaining 70% of the fund will be resolved by the bank loan.

In accordance with the Feasibility Study of Tankeng Hydroelectric Power

Plant Project, the total period of the construction will be 5 years. After the power plant was completely put into operation, the predicted annual normal electricity output will be 1.023 billion KWh.

After State Development and Reform Commission submitted the Project Proposal on Tankeng Hydroelectric Power Plant for approval, the project was set up under the approval of the 8th Standing Meeting of the State Council convened on 13th May 2003.

IV. Main content of this investment

Under the approval of the 1st meeting of the 3rd Board of Directors of the Company, the Company is planning to invest with its own fund to construct the project of Zhejiang Tankeng Hydroelectric Power Plant by holding 25% shares of the project.

Tankeng Hydroelectric Power Plant is a newly constructed project, all the investment parties should contribute their capital by cash. The real contribution amount of the investment parties should be decided by the total investment amount of Tankeng Hydroelectric Power Plant, relative proportion of capital of the project and proportion of equity of the investment parties. The calculation shows that the Company may probably contribute a capital of RMB 325 million yuan. The final total investment amount of the project, capital amount of the project and the contribution amount of the Company will be decided by the approval of Feasibility Study.

V. Aim of this investment and affect on the Company by this connected transaction

a) From a long-term view, on the one hand, the long operation period and the low operation cost of the hydroelectric power plant shows more and more evident advantages on competitive on grid bidding, on the other hand, with the improvement of the requirement of environment protection control of the State, the required fund for the desulphurization, denitration, ESP etc by the environment protection narrowed the gap between the cost of the construction of hydroelectric power and that of the thermal power plant, and relatively raise the feasibility on economy of the investment of hydroelectric power plant.

b) The Company is mainly engaged in electricity generation, the increase of installed capacity is the main factor of the increase of income from principal operating activities of the electricity generation company. Due to that the development of hydroelectric power is affected by the spread of hydroelectric resource region, with regard of the monopoly and rareness of the resource, to occupy these hydroelectric resources creates the indispensable resource advantage for the durable development of the Company.

c) The electricity demand increases quickly in Zhejiang Province. According to the prediction of the planning of development of

Zhejiang provincial electric power, the highest load of the whole province in 2010 will be 24,900MW, generation demand of 152 billion KWh, the biggest peak valley difference of 10,200MW, taking into account of the projects in construction and newly constructed projects will be completely constructed by 2010 as predicted and the input of East China Power Grid and the Three Gorge, by that time the installed capacity still remain shortage of 1244 to 2379MW, generation output shortage of 7.9 billion KWh, the contradiction between the power supply and demand and the shortage of capacity for peak adjustment will be prominent, thus it is urgent to have some hydroelectric power plants which have adjustment performance to be put into operation.

d) The participation in investment of Tankeng Hydroelectric Power Plant of the Company will to some extent ameliorate the current situation of the Company focusing all the generation assets on thermal electric power plants, and it will be beneficial to the optimization of the generation resource of the Company.

e) The strong support of the government and relevant authorities is beneficial to the construction and development of Tankeng Hydroelectric Power Plant.

In view of the above mentioned advantages, under the circumstances of the avoiding vote of connected directors, the Board of Directors is

of the view that although Tankeng Hydroelectric Power Plant has some disadvantages such as big investment, long construction period and slow return of fund, the long term benefit is still evident. In consideration of the long-term development of the Company, the Board of Directors agreed to participate in the investment.

VI. Opinion of independent directors

The independent directors are of the view that as a large-scale hydroelectric power project, Tankeng Hydroelectric Power Plant although possesses the characteristics of big investment, long construction period and slow return of fund etc, it will have a very good long-term benefit. The long-term operation period and the low operation cost of the hydroelectric power project will show evident advantages in the competition on the electricity market. At the same time, the contradiction between the supply and the demand, the shortage of installed capacity during the peak hours of Zhejiang Province is very prominent, it is urgent to have some hydroelectric power plants to be put into operation. Tankeng Hydroelectric Power Plant as the adjusting power resource with good operation characteristic has a very prosperous future in the market.

The Company is mainly engaged in electricity generation, possessing generation recourses, enlarging installed capacity is the major methods for the Company to increase its income from principal operating activities. Hydroelectric resource possesses the characteristic of scarce and

monopoly, occupying these resources will create necessary material basis for the long-term development of the Company.

In view of the above-mentioned factors, the independent directors of the Company is of the view that the participation of the Company in the investment of Tankeng Hydroelectric Power Plant meets the requirements of the long-term benefit of the Company, so they agree to this proposal.

VII. Documents for inspection

a) Resolutions of the Board of Directors and the minutes of the meeting signed by the directors.
b) Independent director opinion confirmed and signed by independent directors.
c) The proposal of Tankeng Hydroelectric Power Plant Project
d) Feasibility Study Report of Tankeng Hydroelectric Power Plant Project.

Board of Directors

Zhejiang Southeast Electric Power Company Limited

2nd July 2003

Opinion of Independent Directors on the Connected Transaction

In accordance with the stipulations of *Directive Opinion of Establishing Independent Directors System in Listed Companies*, we now address our independent opinion on the participation in investment of Zhejiang Tankeng Hydroelectric Power Plant by holding 25% shares with its own fund of Zhejiang Southeast Electric Power Company Limited:

Tankeng Hydroelectric Power Plant as a large-scale hydroelectric power project although possesses the characteristics of big investment and long construction period, it will have a very good long-term benefit. The long-term operation period and the low operation cost of the hydroelectric power project will show evident advantages in the competition on the electricity market. At the same time, the contradiction between the supply and the demand, the shortage of installed capacity during the peak hours of Zhejiang Province is very prominent, it is urgent to have some hydroelectric power plants to be put into operation. Tankeng Hydroelectric Power Plant as the adjusting power resource with good operation characteristic has a very prosperous future in the market.

The Company is mainly engaged in electricity generation, possessing generation recourses, enlarging installed capacity is the major methods of the Company to increase income from principal operating activities. Hydroelectric resource possesses the characteristic of scarce and monopoly, occupying these resources will create necessary material basis

for the long-term development of the Company.

In view of the above-mentioned factors, we are of the view that the participation of the Company in the investment of Tankeng Hydroelectric Power Plant meets the requirements of the long-term benefit of the Company, so we agree to this proposal.

We also suggest the Company to follow the principle of less input, more output to invest Tankeng Hydroelectric Power Plant, to control strictly the construction cost, to take full advantage of its excellent peak adjusting performance and to make every effort to generate more electricity at high price biding period and promote the benefit of the project.

Independent directors: Wu Xianquan, Qian Zhongwei, Huang Dongliang, Mao Fugen

Zhejiang Southeast Electric Power Company Limited

Notice to Convene the First Extraordinary Shareholders' General Meeting for 2003

The Company and all the members of the Board of Directors warrant the authenticity, accuracy and completeness of this announcement and jointly accept full responsibility for the false representations, misleading statements or material omissions in this announcement.

Important matters:

Time of the Meeting: 1st August 2003

Place of the Meeting: Dahua Hotel of Hangzhou (No. 171 Nanshan Road, Hangzhou)

Important proposal: Proposal on participation in investment of Tankeng Hydroelectric Power Plant Project

Upon discussion and approval of the first meeting of the third Board of Directors, the Company decided to convene the Extraordinary Shareholders' General Meeting for 2003 on 1st August 2003 at Dahua Hotel of Hangzhou. Details of the meeting are as follows:

1. Time of the Meeting: 1st August 2003 at 8:30 a.m.
2. Venue of the Meeting: Dahua Hotel, No. 171 Nanshan Road, Hangzhou.
3. Agenda of the Meeting:

The proposal of the Meeting is called Proposal on Participation in

Investment of Tankeng Hydroelectric Power Plant Project. Please refer to the Announcement of Foreign Investment i.e. Connected Transaction.

4. Attendees of the meeting:

   1) All the shareholders of the Company who have registered at China Securities Clearing & Registration Corporation Shanghai Branch by the time the market closes in the afternoon of 18th July 2003 shall have the right to attend the meeting, and may entrust their agent to attend the meeting and to vote on their behalf (the last day for trading of the Company's B shares shall be 15th July 2003).

   2) Directors, supervisors and other senior management officers of the Company.

5. Registration for the meeting

   1) Individual shareholders who will be present at the meeting shall produce their identity cards, shareholders' account cards and valid shareholding evidence for registration; authorized proxies shall produce not only the above-mentioned evidence but also the proxy forms and identity cards of the proxies.

   2) Legal person shareholders represented by legal representatives shall produce the shareholders' account cards of legal persons, business licenses and identity cards of the legal representatives to register; authorized proxies shall produce not only the above-mentioned evidence but also the proxy forms of the legal

representatives and the identity cards of the proxies.

3) Shareholders may register by way of post, facsimile and telephone.

4) The office of the secretary to the Board of Directors will handle registration formalities on 25rd July 2003 from 9:00 a.m. to 11:00 a.m. and 1:30 p.m. to 3:30 p.m.

6. Other matters

1) The meeting will last half a day and the shareholders shall bear their own costs of transportation, board and lodging.

2) Contacts:

Address: Office of the secretary to the Board of Directors, 22nd floor, Triplenic Mansion, 528 Yanan Road, Hangzhou. (Postal code 310006)

Telephone: 0571-85774566

Fax: 0571-85774321

Board of Directors

Zhejiang Southeast Electric Power Company Limited

2nd July 2003

Appendix: Proxy Form

Proxy Form

This is to fully authorize Mr./Ms. _____________ to attend the First Extraordinary Shareholders' General Meeting for of Zhejiang Southeast

Electric Power Company Limited and vote on my behalf.

Appointer: ____

No. of business license/identity card of the appointer: ___________

Number of shareholder account card of the Appointer: _________

Number of shares held by the Appointer: ___________

Appointee: ______ Number of identity card of the appointee: _________

Date of authorization: _____________

Appointer (seal): ____________